3/11


05006412

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Siderurgica Venezolana Sivensa

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3080 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/11/05



ARIS
9-30-04

Siderúrgica Venezolana Sivensa S.A.
Annual Report 2004

AUTHORIZED CAPITAL	Bs. 141,190,196,480.oo
CAPITAL SUBSCRIBED TO AND PAID IN	Bs. 70,595,098,240.oo

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation that has three divisions: Sidetur, engaged in the manufacture of steel billets for the export market, and finished steel products for the construction, manufacturing and infrastructure industry; International Briquettes Holding, IBH, which, through the direct reduction plants of Venprecar and Orinoco Iron, produces iron ore briquettes to be marketed in international markets as high-quality raw material for steel mills; and Vicson, which manufactures wires and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: Bekaert Corporation, in the Vicson division, and CVG Ferrominera Orinoco, in the IBH division. Sivensa's labor force at September 30, 2004 was of 2,776 workers.

BOARD OF DIRECTORS

Directors

Oscar Augusto Machado K.
Henrique Machado Zuloaga
Reinaldo Cervini
Luis I. Mendoza (h)
Gustavo J. Vollmer
Pedro Palma Carrillo
José María Fragachán
Carlos M. Áñez

Alternate Directors

Armando Loynaz Reverón
María Corina Machado
Arnold Volkenborn
Cristóbal L. Mendoza
Bruno L. Bortesi
Francisco José Monaldi
Neil Malloy
Renny López

EXECUTIVE COMMITTEE

Chairman
OSCAR AUGUSTO MACHADO K.

Legal and Audit Corporate Director
HÉCTOR J. PEÑA

Executive President of IBH and Orinoco Iron
NEIL J. MALLOY

Director General of Sidetur
NICOLÁS IZQUIERDO

Director General of Vicson
ARMANDO RONDÓN

Corporate Finance Director
GUSTAVO MACHADO

TO OUR INVESTORS

As stated on several occasions to our investors, Sivensa carries out its activities in a cyclic business. In 2004, the siderurgical world lived one of its high cycles, and Sivensa took advantage of these circumstances in the international market, not only to increase its sales and profits, but to accelerate the payment of its debt with banks, and continue implementing measures for reducing costs and optimizing its operations.

Jointly with the price increase of metallics and steel products in the global market, Sivensa's performance also benefited from the growth in Venezuela's economic activity, and the consequential increase in the demand for goods in the manufacturing, infrastructure and construction sectors.

With these external and internal factors prevailing in fiscal year 2004 (October 2003 - September 2004), the organization focused on the continued improvement of the quality of its products, meeting the clients' expectations, and becoming more competitive in the market sectors it serves. In this effort, we have had the enthusiastic participation of all the workers. Thanks to this coordinated effort, we are glad to report the following results:

- Sales for US$ 498.5 million, higher than the US$249.9 million reported in the previous year. This increase is the result of greater volumes and better prices in the local and export markets of all of the company's products. An amount of US$ 262.5 million was the result of the activities in the domestic market, which represents 52.7% of the total consolidated sales, and is 91.3% higher than the domestic sales recorded in fiscal year 2003. Sivensa's exports during this fiscal year amounted to US$235.9 million, 47.3% of the total consolidated sales. This amount reflects an increase of 109.3% vis-à-vis the amount exported in the preceding fiscal year.

- Operating Profit: The operating profit grew from US$34.7 million in fiscal year 2003, to US$110.2 million in fiscal year 2004. The yield from operations was favored by the increase in the price of briquettes and steel and wire products, and by the increase of the sales volumes, and the sustained effort to control costs and expenses in the three divisions.

- Interest and other financing expenses for US$13.2 million, compared with US$16.4 million recorded in the preceding fiscal term. The reduction recorded in this item in year 2004 is due to the repayments made and the consequential reduction of Sidetur's debt, which at September 30, 2004 is of US$216.9 million.

- Net Profit of US$ 47.7million, compared with the net profit of US$ 12.0 million in the preceding year.

INTERNATIONAL ENVIRONMENT

World steel production increased by 8.1%, going from 930 million metric tons in the period October 2002-September 2003 (fiscal year 2003) to 1,006 million metric tons in the term October 2003-September 2004[1] (fiscal year 2004). This increase in tonnage was due mainly to China's steel production, whose economy continues to grow at high annual rates, with an impact on a series of industries throughout the world. During the year under analysis, the U.S., Europe and India also increased their steel production.

In spite of the world's increase in production, the high demand sustained by most countries caused an increase in the prices of finished and semi-finished steel products and of metallics in the international market during fiscal year 2004, regarding the same period in the preceding year. At the date of publication of this report, a weakening in international prices is noted. One cannot foresee if this market behavior is a seasonal circumstance or a change in trend.

NATIONAL ENVIRONMET

The Gross Domestic Product in the term October 2003-September 2004 grew by 16.8%, made up of an increase of 20.3% in the oil sector and of 15.2% in the non-oil sector[1].

Inflation from October 2003 through September 2004 was of 20.8%, while devaluation was of 20%, as the official rate of exchange went from Bs. 1,600 to Bs. 1,920 per U.S. dollar in February 2004.

MARKETS

Steel: In Venezuela, the Gross Domestic Product of the construction sector, which is the main consumer of Sidetur's products, recorded an increase of 4.5%[2] for fiscal year 2004, compared with the previous year, which shows a lagging in this sector vis-à-vis the increase in the nation's GDP.

In the international market, the prices of steel billets and rods had an increasing trend, as a result of the high global demand over the twelve month period ended September 30, 2004.

[1]Source: International Iron and Steel Institute at www.worldsteel.org. IISI's data on the production of crude steel report the information of 62 countries, which is approximately 98% of the world's production.

[2] Source: Central Bank of Venezuela

Wire: The national market for wire and wire products also had a significant growth compared with the sales volumes recorded for the 2003 fiscal term. This improvement was seen in the manufacturing, construction, infrastructure and agricultural sectors.

As a result of the global price increase of steel, there was also an increase in the prices of wire rod, the raw material for making wire.

Briquettes: The price of briquettes had a major rise in fiscal year 2004, reaching unprecedented prices in this product's marketing history. This rise was mainly due to the increase in the world's steel production, driven, among other factors, by the economic growth of China, a firm demand in the U.S. and Europe, and the dearth of high-quality scrap and coke, which caused a higher demand of scrap and substitutes thereof by the integrated steel mills.[3]

ANALYSIS PER BUSINESS SECTOR

Steel: Steel sales were of US$ 280.2 million, which represents an increase of 136% regarding the sales recorded in this sector for fiscal year 2003. These results are due to a growth in the volume of products sold in the domestic market (especially steel products for the manufacturing and informal construction sectors), an increase in the tons of steel billets for the export market, and an increase in the international prices of steel products. Internal sales of specialty steels for the national market also rose.

During this fiscal year, Sidetur made investments in assets of approximately US$ 10 million to update equipment and modernize the steel mills in Barquisimeto and Casima (Puerto Ordaz), the rolling mills of Antímano, Guarenas and Barquisimeto, as well as the operations in various regions of the country in the area of Metallic Inputs.

Wire: The consolidated sales of Vicson's wire and wire products, which include the operations of Proalco in Colombia, were of US$ 100.8 million, compared with sales of US$ 65.6 million in fiscal year 2003.

At the Antoon Bekaert plant, located in Valencia, a project was started for the updating of certain equipment in the area of nails, drawing and the first galvanizing line. With these investments, the plant's capacity will be recovered by 100,000 MT per year. Another relevant aspect of Vicson's activities during this fiscal year was the progress in implementing the SAP

[3] For more information on the statement of profit and loss of IBH, see report by the Independent Public Accountants and the Consolidated Financial Statements expressed in United States Dollars, according to International Financial Reporting Standards (IFRS), September 30, 2004 and 2003, at www.ibh.com.ve

platform. This change of system will allow integrating the administrative and financial processes and optimizing costs in several stages.

Briquettes: Venprecar's sales[4] during fiscal year 2004 were of US$ 111 million, 58% above than those for the preceding fiscal year, due to a greater volume of product available for sale and the increase in the international prices of briquettes explained above.

Venprecar's production was of 746,599 MT, compared with the production of 557,009 MT registered for fiscal year 2003. This greater production of Venprecar during fiscal year 2004 is due mainly to the better performance of the gas reformer as a result of the installation of pipes and catalyzers in March 2003.

As stated in the quarterly reports for 2004, the company has advanced in the program for carrying out certain modifications of the inner part of the reduction furnace, in order to achieve a greater stability in its operations. The shutdown for said modifications has been scheduled for the first calendar semester of 2005.

ORINOCO IRON

Orinoco Iron's plant produced 841,593 MT in fiscal year 2004, compared with 603,549 MT for the preceding fiscal year. This variation is due mainly to the availability of Train 3 during this fiscal year and the start-up of operations of Train 4 at the end of May 2004.[5]. The number of train-days actually operated in the term October 2003-September 2004 was of 717 days, compared with 462 train-days operated in the term October 2002-September 2003.

Orinoco Iron's sales during this fiscal year were of US$139.6 million, greater than those reported for the preceding fiscal year for US$68.6 million. This increase in sales was due to the increase of international prices of briquettes and the greater volume of products available for sale as consequence of adding the two production trains to the plant's operations. However, the value of sales was affected by a long-term contract signed with a client in April 2002, which is to expire on April 2007, pursuant to which Orinoco Iron sales this client approximately 325,000 MT's of briquettes per year, at a fixed price negotiated in 2002, which is considerably lower than the current price levels in the spot market.

The time of the trains' campaigns and the actual daily production are still below expectations, mainly as a result of: inefficiencies in the processing and the plugging of the reactors' cyclones due to the grading of the iron ore. The company is in the process of acquiring a screening

[4] Until fiscal year 2004, IBH only consolidated subsidiary company Venprecar. See more comments on this matter in the chapter *Events Subsequent to the Closing of the Fiscal* Year, at the end of this report.

[5] Remember that due to market reasons, both trains suspended operations during fiscal years 2002 and 2003.

system and crusher to control the size of the mineral particles that are used as raw material in this process; b) difficulties with the availability of specific spare parts, which will be delivered by the end of calendar year 2004, and c) leakages in the recycling gas furnaces, for which some pipes in the production train furnaces have had to be replaced[6].

ISSUES RELATED TO THE EXCHANGE CONTROL SYSTEM

Sidetur complied with all the procedures required to register its private external debt of US$249 million with CADIVI in order to obtain the foreign currency to pay said debt at the official rate of exchange set in Exchange Agreement No. 2. According to order issued by CADIVI on October 14, 2003, this application for registration was approved.

Since the beginning of the exchange control, and up to November 10, 2004, the company had requested a total of US$42.8 million from CADIVI to pay for imports, of which US$42.6 million were approved and US$27.9 million were liquidated. Also, based on the regulations issued by CADIVI regarding contractual repayments of debts as a result of the external debtor's export activities, Sidetur has paid the creditor banks about US$44.4 million for principal and interest on its financial debt. Additionally, it has sold approximately US$35.4 million to the BCV, obtained from its exports.

During 2004, subsidiary Venprecar assumed new debts in foreign currency, the balance of which at September 30, 2004 was of US$18.4 million (equivalent to Bs. 35,328 million). Venprecar did not register these debts with CADIVI in order to be able to acquire foreign currency to pay such debts at the official rate of exchange, because these debts can be paid in bolivars at the creditor's option. The equivalent to be paid in bolivars would be determined based on the highest exchange rate among three options: i) the official rate of exchange, if any: iii) the free exchange rate, if any; or iii) a referential rate determined on the basis of the market values of the shares and ADRs of CANTV. At September 30, 2004, these promissory notes are adjusted to the highest value that may result from the options indicated above and the effect of this valuation is included in the year's results.

PAYMENTS OF FINANCIAL DEBT

On January 25, 2002, the shareholders of Sivensa, convened at a shareholders' meeting, approved the agreement for restructuring the debt of the parent company Sivensa and its subsidiary Sidetur. The application of the restructuring term became effective as of May the same year, on which date the debt reflected an amount of US$ 255 million.

[6] For more information, see Report submitted by the Board of Directors of IBH to the Shareholders' Meeting to be held on January 27, 2005.

During the fiscal year ended September 30, 2004, Sivensa and Sidetur paid US$ 24.2 million as principal and US$ 5.5 million as interest, the balance at that date being US$ 216.8 million.

QUALITY

As a result of the effort made by the Sivensa companies to adjust the new quality standards to processes, during the fiscal year ended September 30, the following certifications were awarded:

- The National Autonomous Service for Standardization, Quality, Metrology and Technical Regulations (Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos) SENCAMER, accredited the quality systems of the laboratories of Venprecar and Orinoco Iron.

- The Fund for Quality Standardization and Certification (Fondo para la Normalización y Certificación de Calidad) FONDONORMA, granted Venprecar and Orinoco Iron the certification of the ISO 9001:2000 Quality System.

- Plants Antoon Bekaert and San Joaquín began the process for obtaining the ISO 14000 certification, awarded to industries that comply with the national and international environmental standards. This recognition is expected to be awarded by the end of fiscal year 2005. Additionally, the oil cables manufactured at the San Joaquín facilities were recertified with the new format of the American Petroleum Institute (API).

FUNDAMETAL

During fiscal year 2004, the Applied Knowledge Center [Centro de Conocimiento Aplicado], FUNDAMETAL, continued its progress in its objectives of providing value added services regarding the professional training and formation for the country's industry and service sectors. AS part of its strategy, it braced and strengthened the internal and customer service services. Among the achievements, we have the following:

- Growth in the professional training activities for work by 65%, reaching 20,000 trained persons. The accelerated learning and training programs regarding productive skills increased by 45%, with 1,250 youths trained. Additionally, the university level programs grew by 8% and the language programs by 35%.

- Remodeling and equipping of the new headquarters in Guayana, which zone had a major increase of activities.

- Strengthening of the Administration and Development Service (Servicio de Administración y Desarrollo) (SAAD) with the companies Dana de Venezuela, Rualca, Orinoco Iron and Venprecar. This service constitutes an integral support for the training and development efforts within said companies.

- Development of the Supervisor Role program at Siderúrgica del Orinoco, SIDOR, under which 970 supervisors have been trained.

- Review and strengthen the internal design processes, development of new programs or courses and provision of logistics service.

- Support the marketing efforts, and the training of new clients in all of FUNDAMETAL's lines of service, through e-mail marketing and the relaunching of the Web site.

GUARANTEE GRANTED BY IBH FOR THE CONSTRUCTION OF ORINOCO IRON

In 1997, subsidiary IBH guaranteed part of the debt assumed for the construction of Orinoco Iron's plant. Since it started operations, in 2000, the financial results of this plant were affected by factors such as delays in the start-up, failures in certain equipment that were subsequently replaced by the manufacturers, high production costs and, until 2002, due to low international prices of briquettes.

In March 2001, BHP Billiton, a partner of IBH in Orinoco Iron, announced that it would declare its investment in Orinoco Iron as a loss and that it would stop making additional contributions to the project. In April 2001, Orinoco Iron defaulted on its payment obligations under the loan agreements and the creditor banks declared the entire outstanding balance due and payable. Thereafter, BHP Billiton paid the creditor banks of Orinoco Iron the amount pertaining to its 50% interest set forth in the common guaranty agreement for the debt assumed to build the plant. This made BHP Billiton a creditor of Orinoco Iron for the amount pertaining to such portion, which became a debt subrogated to the same rights of the initial creditors and subordinated to the payments made to creditor banks.

At the closing of fiscal year 2002, IBH acknowledged a provision for loss for the total value of the Investment in Affiliates, and of accounts receivable from companies that make up the association with BHP Billiton (Orinoco Iron, Operaciones RDI and Brifer), due to the losses incurred by these affiliates and due to the fact that a restructuring of the debts of affiliate Orinoco Iron had not been achieved.

As explained in the Report by the Board of Directors to the Shareholders' Meeting held on January 30, 2004, and in the Opinion and Notes to Sivensa's Financial Statements at

September 30, 2004, and confirmed in the subsequent quarterly reports, since 2001, Orinoco Iron has not been able to meet its payment conditions and certain covenants set in the debt agreements. During this term, Orinoco Iron and IBH have maintained conversations with the creditor banks, and partner BHP Billiton and Corporación Venezolana de Guayana (CVG), major shareholder of the companies that supply iron ore and electricity, in order to achieve the refinancing of Orinoco Iron's financial and commercial debt.

In June 2004, the creditor banks began foreclosing certain guaranties set in the loan agreement and, at September 30, 2004, they have foreclosed cash balances for US$23.2 million and trade accounts receivable for US$68.2 million, of which US$8.7 million and US$32.2 million, respectively, were the property of subsidiary Venprecar. These foreclosures have been recorded by Venprecar as accounts receivable from Orinoco Iron. In September 2004, Orinoco Iron assumed debts of Venprecar for US$15.5 million and Bs. 42,795 million (equivalent to US$22.3 million), thus offsetting part of the account receivable that Venprecar had against Orinoco Iron as a result of the foreclosures referred to above.

At September 30, 2004, the management of IBH and Venprecar have deemed that Venprecar will have to make future payments for an approximate of US$200 million to honor the guaranty granted in favor of Orinoco Iron's creditor banks, because it believe that in the short term Orinoco Iron will not be in a financial capacity to pay its outstanding debts. At September 30, 2004, the consolidated statements of Sivensa include, at present value, a provision for a contingency for guaranty granted for about US$190 million (US$85 million in short-term debt) acknowledged for this item in subsidiary Venprecar, whose counterpart is a reimbursement account receivable against Orinoco Iron. Based on Orinoco Iron's future cash flow projections, the management of IBH and Venprecar deem that this account receivable may be recovered in the long term.

Additionally, Venprecar has granted loans to Orinoco Iron for US$ 55 million, to fund its operations. The acknowledgment of these liabilities, resulting from the guaranty granted and the financial transactions mentioned above, are reflected in several items of the balance sheet at September 30, 2004.

EVENTS SUBSEQUENT TO THE CLOSING OF THE FISCAL YEAR

On November 5, 2004, there was announced a change in the shareholding structure of Orinoco Iron, a corporation that up to that date was owned, on a 50-50 basis, by IBH and a subsidiary of BHP Billiton. This change is due to the fact that BHP Billiton assigned to IBH 2% of its shares in Orinoco Iron (which represents 1% of the capital stock of the company), and the remaining shares, as well as the credit it held against said company for US$382 million, were transferred to certain of Orinoco Iron's creditors. The outstanding amount of this financial debt remains unchanged, as well as the amount and conditions of the Senior debt for US$290 million that Orinoco Iron has pending with the creditor banks, which is currently overdue, and the negotiations seeking a restructuring thereof are continuing.

BHP Billiton also assigned to IBH, or its wholly-owned subsidiaries, all the shares it held in Operaciones RDI, IBMS and Brifer. Therefore, IBH becomes, directly or indirectly, the holder of all the capital stock of these companies. As part of this agreement, Orinoco Iron undertook to pay BHP Billiton a settlement amount for US$ 30 million and exempted BHP Billiton from payment of royalties to Brifer.

Consequently, since November 5, 2004, 51% of the capital stock of Orinoco Iron is owned by IBH, who has assumed full control over the equity and operations of Orinoco Iron, wherefore, according to the rules applicable thereto, IBH, in spite of having made reserves for its investment in Orinoco Iron, as of this date must start the accounting consolidation of the results of Orinoco Iron[7]. As a result of the settlements referred to above: (i) BHP Billiton will receive a maximum amount of US$30 million;(ii) an approximate amount equivalent to 50% of Orinoco Iron's overdue debt originated under the financing agreements signed in 1997, will eventually be neutralized in the future, subject to the meeting of certain conditions, so that it does not cause an impact on the current shareholding structure of Orinoco Iron, or on the economic and political rights currently held by IBH as a shareholder of Orinoco Iron; and (iii) additional rights were granted, including some political rights, to certain shareholders of Orinoco Iron other than IBH.

Considering the contingent liabilities represented by the portion of Orinoco Iron's debt guaranteed by IBH, the future performance of IBH as a company depends on reaching a solution for Orinoco Iron's financial condition.

Our main goal at the beginning of fiscal year 2005 is to normalize the operations of Orinoco Iron's plant, which implies increasing its production and reducing the costs per tons of briquettes. The company's management, with the support of all the workers of Orinoco Iron and IBH are making their best efforts to achieve this objective.

The Board of Directors

Caracas, December 9, 2004.

[7] In Note 15 of the audited Financial Statements, see Pro-Forma Financial Statements assuming that this agreement with BHP-Billiton and the creditor banks would have happened at the beginning of the year ended September 30, 2004 and that, therefore, Orinoco Iron would have been consolidated as of October 2003.

Investor Relations	**Gerencia Corporativa de Planificación** Av. Venezuela Edificio. Torre América Piso 12. Urbanización Bello Monte. Caracas, Venezuela Teléfonos: (58212) 707.61.45 /707.62.80 Telefax: (58212) 762.99.38 E-mail: antonio.osorio@sivensa.com
Transfer Agent	**Planivensa** Av. Venezuela. Edificio. Torre América. Piso 12. Urb. Bello Monte. Caracas, Venezuela. Telephones: (58212) 70764.68 / 707.64.66 Telefax: (58212) 707.64.56 E-mail: peggy.medina@sivensa.com
Auditors	**Espiñeira, Sheldon y Asociados** (Miembro de PricewaterhouseCoopers) Av. Principal de Chuao, Edif. del Río, Caracas, Venezuela Telephones: (58212) 700.61.13-700.61.14 Telefax: (58212) 993.64.93 E-mail: luis.rincon@ve.pwc.com

Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries

Report of Independent Accountants and Consolidated Financial Statements in U.S. Dollars, Prepared in Accordance with International Financial Reporting Standards (IFRS)
September 30, 2004

COMMISION FILE
No. 82-3690

ESPIÑEIRA, SHELDON Y ASOCIADOS

Member firm of

PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Rio
P.O. Box 1789
Caracas 1010-A Venezuela
Telephone: 700.66.66
Telecopier: 991.52.10

Report of Independent Accountants

To the Shareholders and Board of Directors of
Siderúrgica Venezolana "Sivensa", S.A.

1) We have audited the accompanying supplementary consolidated balance sheets of Siderúrgica Venezolana "Sivensa", S.A. (Sivensa) and its subsidiaries (Sivensa Group or the Group) at September 30, 2004 and 2003, and the related supplementary consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, presented in U.S. dollars and prepared in conformity with International Financial Reporting Standards (IFRS). The preparation of these financial statements and their notes is the responsibility of Sivensa Group management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements include the accounts of the 50.002%-owned subsidiary Vicson, S.A. (Vicson), which show total consolidated assets of approximately US$112.1 million at September 30, 2004 (US$92.8 million in 2003) and consolidated net income of approximately US$7.1 million for the year ended September 30, 2004 (US$1.2 million in 2003). The consolidated financial statements of this subsidiary were audited by other independent accountants whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts and disclosures included for such subsidiary, is based solely on the report of the other independent accountants.

2) We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent accountants provide a reasonable basis for our opinion.

3) In our opinion, based on our audits and the report of the other independent accountants, the accompanying supplementary consolidated financial statements audited by us present fairly, in all material respects, the financial position of Siderúrgica Venezolana "Sivensa", S.A. and its subsidiaries at September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards.

4) Without qualifying our opinion, we draw attention to Note 9 to the financial statements. The loan agreement entered into by Sivensa and Siderúrgica del Turbio, S.A. "Sidetur" (Sidetur) with creditor banks requires payment of US$17 million at March 31, 2005. Under the terms of this agreement, payment must be made with funds obtained from the sale of certain assets, including the shares of certain subsidiaries and real property. The final outcome of this matter cannot be foreseen and no provision for any liability that may result has been recorded in the accompanying supplementary consolidated financial statements.

5) Without qualifying our opinion, we draw attention to Notes 1 and 7 to the financial statements. The associate Orinoco Iron, C.A. (Orinoco Iron) has been unable to meet repayment terms and other covenants set out in the foreign currency loan agreement with creditor banks. Consequently, this loan is considered by creditor banks as due and payable. During 2004 Sivensa recognized in the accompanying consolidated financial statements a provision for contingencies in respect of the guarantee of approximately US$190 million (US$85 million in the short term), equivalent to the present value of estimated future payments required to be made by Venezolana de Prerreducidos Caroní "Venprecar", C.A. (Venprecar) to honor the guarantee granted to Orinoco Iron's creditor banks, whose offsetting entry is an account receivable from Orinoco Iron. These matters raise substantial doubts as to the capacity of the subsidiary International Briquettes Holding (IBH) and its subsidiaries and associates to continue as going concerns. At September 30, 2004, Orinoco Iron's financial debt amounts to US$672 million, of which US$290 million is guaranteed with shares and assets of IBH and its subsidiary Venprecar. Net assets of IBH and Venprecar, included in the consolidated financial statements of Sivensa and pledged as collateral of the aforementioned loan, amount to approximately US$83.7 million at September 30, 2004. In addition, the accompanying consolidated financial statements include other accounts receivable from Orinoco Iron of approximately US$55 million, mainly in respect of funds transferred by Venprecar during 2004 to assist Orinoco Iron in financing its operations. As described in Note 20, as from November 2004, IBH became majority shareholder and has management control of Orinoco Iron. IBH management continues negotiations with creditor banks to restructure Orinoco Iron's financial debt and is of the opinion that accounts receivable from this company will be recovered in the long term. The strategic plans of IBH, Venprecar and Orinoco Iron, as well as other operating and going concern issues of these companies, are explained in further detail in Notes 7 and 20. The final outcome of these matters cannot be foreseen and no provision for any liability that may result has been recorded in the accompanying supplementary consolidated financial statements.

Espiñeira, Sheldon y Asociados



Luis Rincón R.
CPC 4768

Caracas, Venezuela
December 9, 2004

Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
Consolidated Balance Sheet
September 30, 2004 and 2003

(Thousands of U.S. dollars)	2004	2003 •
Assets		
Current assets		
Cash and cash equivalents	45,888	38,049
Trading securities (Note 6)	914	1,248
Accounts receivable		
Trade and other (Note 3)	109,613	43,924
Related companies (Notes 7 and 17)	37,334	6,929
Advances to suppliers	6,334	4,102
Inventories (Note 4)	68,087	34,608
Prepaid expenses, deferred income tax and other current assets (Note 12)	5,449	3,218
Total current assets	273,619	132,078
Revalued property, plant and equipment, net (Notes 5 and 9)	376,355	387,109
Investments available for sale (Note 6)	12,000	12,000
Accounts with related companies (Note 17)	209,327	9,978
Deferred income tax (Note 12)	2,028	5,684
Deferred charges and other non-current assets (Note 8)	8,707	11,099
Total assets	882,036	557,948
Liabilities and Shareholders' Equity		
Current liabilities		
Bank loans (Note 10)	15,853	4,571
Current portion of long-term loans (Note 9)	18,704	3,713
Current portion of provision for contingency for guarantee granted (Notes 7 and 17)	85,000	-
Accounts payable		
Suppliers	43,129	23,121
Related companies (Note 17)	37,435	28,877
Profit sharing, vacation bonus and other personnel accruals	9,072	7,285
Taxes (Note 12)	15,010	2,928
Interest and bank commissions payable	504	557
Dividends payable	69	82
Other current liabilities	13,589	9,022
Total current liabilities	238,365	80,156
Long-term loans (Note 9)	236,200	246,163
Accrual for employee termination benefits, net of advances and loans to employees	7,531	6,556
Deferred income tax (Note 2-k)	59,086	50,387
Provision for contingency for guarantee granted (Notes 7 and 17)	105,000	-
Other liabilities	24,807	14,790
Total liabilities	670,989	398,052
Minority interests in subsidiaries	70,185	66,859
Shareholders' equity, see accompanying statement (Note 13)	140,862	93,037
Total liabilities, minority interests and shareholders' equity	882,036	557,948

The accompanying notes are an integral part of the consolidated financial statements

• Restated (Note 2-s)

Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
Consolidated Statement of Income
Years ended September 30, 2004 and 2003

(Thousands of U.S. dollars, except average outstanding shares and income per share amounts)	2004	2003 •
Net sales		
Exports	235,920	112,700
Domestic	262,543	137,165
	498,463	249,865
Cost of sales (Note 17)	(360,095)	(195,882)
Gross income	138,368	53,983
General and administrative expenses	(28,159)	(19,353)
Operating income	110,209	34,630
Interest and other financial expenses (Notes 9 and 10)	(13,184)	(16,348)
Interest income (Note 7)	2,317	734
Exchange gain (loss), net (Note 2-a)	2,726	(801)
Adjustment in value of long-term loans with financial institution (Note 9)	(4,435)	-
Provision for investments in shares and accounts receivable from associates (Notes 7 and 17)	(11,745)	(1,516)
Other expenses, net (Note 11)	(6,963)	(5,365)
	(31,284)	(23,296)
Income before taxes and minority interests	78,925	11,334
Taxes (Note 12)	(27,354)	3,005
Income before minority interests	51,571	14,339
Minority interests in subsidiaries	(3,856)	(2,335)
Net income	47,715	12,004
Net income per share (in US$)	0.013	0.003
Weighted average of outstanding shares (in thousands)	3,529,755	3,529,755

The accompanying notes are an integral part of the consolidated financial statements

• Restated (Note 2-s)

Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Years ended September 30, 2004 and 2003

(Thousands of U.S. dollars)	Capital stock	Share premium (discount)	Revaluation of fixed assets	Unappropriated earnings: Legal reserve	Unappropriated earnings: (Deficit)	Treasury shares and shares held by subsidiaries	Translation reserve of foreign subsidiaries (Proalco)	Total
Balances at September 30, 2002•	298,532	27,296	128,003	44,480	(415,616)	(1,443)	(1,089)	80,163
Net income for 2003	-	-	-	-	12,004	-	-	12,004
Change in revaluation	-	-	4,716	-	4,007	-	-	709
Stock dividends declared	-	-	-	-	(1,443)	1,443	-	-
Effect from translation of net investment in foreign subsidiaries	-	-	-	-	-	-	161	161
Balances at September 30, 2003•	298,532	27,296	132,719	44,480	(409,062)	-	(928)	93,037
Net income for 2004	-	-	-	-	47,715	-	-	47,715
Change in revaluation	-	-	(3,134)	-	3,610	-	-	476
Effect from translation of net investment in foreign subsidiaries	-	-	-	-	-	-	(366)	(366)
Balances at September 30, 2004	298,532	27,296	129,585	44,480	(357,737)	-	(1,294)	140,862

The accompanying notes are an integral part of the consolidated financial statements

• Restated (Note 2-s)

Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
Consolidated Statement of Cash Flows
Years ended September 30, 2004 and 2003

(Thousands of U.S. dollars)	**2004**	**2003 •**
Cash Flows from Operating Activities		
Net income	47,715	12,004
Adjustments to reconcile net income to net cash provided by operating activities		
Minority interests in subsidiaries	3,856	2,335
Provision for investments in shares and accounts receivable from associates	11,745	1,516
Depreciation and amortization	28,744	29,916
Exchange gain (loss)	(2,726)	801
Deferred income tax	11,802	(6,061)
Provision for slow-moving inventories	36	(639)
Allowance for doubtful accounts	569	(2,290)
Decrease in market value of investments and other assets	39	1,101
Adjustment in value of long-term loans with financial institution	4,435	-
Net change in operating assets and liabilities		
Trade receivables and other	(65,585)	(9,657)
Related companies net and provision for contingency for guarantee granted	(32,189)	284
Inventories	(33,515)	(7,952)
Advances to suppliers, deferred income tax, deferred charges and other non-current assets	(5,794)	(3,067)
Prepaid expenses, current deferred income tax, and other current assets	(2,231)	(1,134)
Employee termination benefits	1,989	788
Accounts payable, accrued expenses, deferred income tax and other liabilities	36,668	6,568
Net cash provided by operating activities	5,558	24,513
Cash Flows from Investing Activities		
Additions to property, plant and equipment, net	(11,408)	(5,523)
Investment purchases, net	-	(22)
Net cash used in investing activities	(11,408)	(5,545)
Cash Flows from Financing Activities		
Short-term loans received (paid), net	11,282	(8,175)
Long-term loans received	32,602	9,175
Long-term loans paid	(27,923)	(15,432)
Net cash provided by (used in) financing activities	15,961	(14,432)
Effect of Exchange Gain (Loss) on Cash and Cash Equivalents	(2,606)	454
Cash and Cash Equivalents		
Increase for the year	7,505	4,990
Balance at the beginning of the year	39,297	34,307
Balance at the end of the year	46,802	39,297
Supplementary Information		
Cash paid during the year for		
Interest	6,900	8,281
Taxes	4,347	1,903
Supplementary Information on Non-Cash Activities		
Revaluation of fixed assets, net	(3,134)	4,716
Stock dividends declared	-	1,443
Effect from translation of net investment in foreign subsidiary (Proalco)	(366)	161

The accompanying notes are an integral part of the consolidated financial statements

• Restated (Note 2-s)

1. Operations

Siderúrgica Venezolana "Sivensa", S.A. (Sivensa) is a Venezuelan company established in 1948, domiciled in Caracas, Venezuela, whose shares are traded on the Caracas Stock Exchange. Sivensa and its subsidiaries (Sivensa or the Group) manufacture and sell steel products, reduced iron in the form of briquettes and wire products (Note 16). All of its plants are located in Venezuela, except those of its subsidiary Productora de Alambres Colombianos, S.A. "Proalco" (Proalco), subsidiary of Vicson, S.A. (Vicson) (Note 18) (37.5% indirectly owned by the Group), which are located in Colombia. At September 30, 2004 and 2003, the Group has approximately 2,457 and 2,388 employees, respectively. Additionally, at September 30, 2004, companies of the Joint Venture with The Broken Hill Proprietary Company Limited (BHP) (currently BHP-Billiton) (Notes 7 and 20) have a head count of 700.

International Briquettes Holding (IBH) - Going concern issues
As described in Notes 7 and 20, Orinoco Iron, C.A. (Orinoco Iron), an associate of the subsidiary International Briquettes Holding (IBH), has been unable to meet repayment terms and other covenants set out in the foreign currency loan agreement with creditor banks. At September 30, 2004, Orinoco Iron's financial debt amounts to US$672 million, of which US$290 million is guaranteed with shares and assets of IBH and its subsidiary Venezolana de Prerreducidos Caroní "Venprecar" C.A. (Venprecar). During 2004 creditor banks began executing certain guarantees set out in the loan agreement, including certain Venprecar assets. At September 30, 2004, IBH and Venprecar management estimate that Venprecar will have to make future payments of approximately US$220 million to honor the guarantee granted to Orinoco Iron's creditor banks since they estimate that Orinoco Iron will not be able to pay its overdue debts in the short term. At September 30, 2004, the consolidated financial statements of Sivensa include a provision for contingencies, made by Venprecar at present value, in respect of the guarantee, which amounts to approximately US$190 million (US$85 million as current liability). The offsetting entry to this liability is a reimbursable account receivable from Orinoco Iron. Based on projected cash flows of Orinoco Iron, IBH and Venprecar management are of the opinion that all of these accounts receivable will be recovered in the long term.

Management of IBH and Orinoco Iron and its shareholder continue negotiating with creditor banks to restructure Orinoco Iron's outstanding loan balance. The strategic plans of IBH, Venprecar and Orinoco Iron, as well as other operating and going concern issues of these companies, are explained in further detail in Notes 7 and 20.

Net assets of IBH and Venprecar, included in the consolidated financial statements of Sivensa and pledged as collateral of the aforementioned loan, amount to approximately US$83.7 million. In addition, the consolidated financial statements of Sivensa at September 30, 2004 include other accounts receivable from Orinoco Iron of approximately US$55 million, mainly in respect of funds transferred by Venprecar during 2004 to assist Orinoco Iron in financing its operations.

2. Basis of Preparation and Accounting Policies

Sivensa is regulated by the Venezuelan Securities and Exchange Commission (CNV) and, therefore, must present its legal and statutory financial statements in bolivars (Bs) in accordance with the rules for the preparation of financial statements of entities regulated by the CNV, and pay dividends on this basis.

The Group presents supplementary consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and in U.S. dollars (US$), which it considers its measurement currency. These financial statements have been prepared under the historic cost convention, adjusted for property, plant and equipment revaluations.

The IFRS used by the Group are those applicable at September 30, 2004 and exclude early adoption of improvements and reviews that will be mandatory in 2005. Recent revisions made by the International Accounting Standards Board to IAS 1, 2, 8, 10, 16 ,17, 21, 24, 27, 28, 31, 32, 33, 36, 38, 39 and 40 will be adopted by Sivensa in 2005. Management is assessing and quantifying the potential effects of adoption.

a) Translation into U.S. dollars

Measurement and presentation currency

The Group has elected to present its consolidated financial statements in U.S. dollars, its measurement and presentation currency. The Group's main operations and assets are located in Venezuela. Subsidiaries and associates in Venezuela have significant export sales, costs, assets and debts denominated in U.S. dollars; hence, the U.S. dollar is considered their measurement currency.

Financial statements expressed in bolivars have been translated into U.S. dollars in conformity with International Accounting Standard No. 21 (IAS 21) and Interpretation No. 19 (SIC 19) as applicable to an entity whose measurement and presentation currency are the same. Pursuant to IAS 21 and SIC 19, balances in nominal bolivars have been translated into U.S. dollars as follows:

Accounts	Exchange rate
Balance sheet	
Current assets, except inventories and prepaid expenses	Year-end
Liabilities	Year-end
Inventories	Historic
Property, plant and equipment	Historic
Deferred charges, except deferred income tax	Historic
Shareholders' equity	Historic
Statement of income	
Net sales	Monthly average
Cost of sales	Historic
Depreciation and amortization	Historic
Materials and supplies used in operations	Monthly average
General and administrative expenses	Monthly average
Interest and other income (expense)	Monthly average

The translation adjustment is included in the results for the year. Exchange gains and losses arise mainly from the effect of exchange rate fluctuations on net monetary items denominated in bolivars (Note 14) and are included in the results for the year.

b) Consolidation

Subsidiaries

Subsidiaries are all entities in which the Group has more than 50% shareholding and over which it has power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

All significant transactions, balances and unrealized gains on transactions with subsidiaries are eliminated in consolidation.

Minority interests represent third-party shares in the results and equity of subsidiaries that are not wholly owned.

Associates

Associates are all entities 20% to 50%-owned by the Group and over which the Group has significant influence but not control. Investments in associates are accounted for by the equity method. At September 30, 2004 and 2003, the Group has no investments in associates.

Joint Ventures

The Group's interest in jointly controlled entities is accounted for by the equity method (Note 6). When the Group's share of losses in a controlled entity equals or exceeds the carrying value of the investment, this loss is generally not recognized and the investment is shown at zero value. However, further losses could require provisioning to the extent that the investor has incurred in liabilities or made payments on behalf of the associate to meet financial obligations which the Group has guaranteed or secured otherwise.

c) Trade receivables

Trade receivables are carried at original invoice amount. The carrying value of trade receivables is reduced to their recoverable amount, determined based on the allowance for doubtful accounts. An allowance for doubtful accounts is determined based on a review of all balances receivable at the year-end closing date and the amount determined is included in the results for the year. Uncollectible accounts are written off as identified.

d) Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of finished products, work in progress and raw materials are determined by the average cost method. The cost of finished products and work in progress includes raw materials, direct labor and other direct operating costs, but excludes borrowing costs. Net realizable value is the estimated selling price less completion costs and selling expenses. Spare parts and supplies are expensed during the period they were purchased (Note 2-s).

e) Investments

Investments are classified upon acquisition, based on their intended use, in trading securities, investments available-for-sale and investments held-to-maturity.

Investments acquired with the intention of selling them in the short term are classified as trading securities. These investments are recorded at cost and subsequently carried at fair value. Realized and unrealized gains from losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise.

Investments with fixed maturity that management has the firm intention and ability to hold to maturity are classified as investments held-to-maturity. At September 30, 2004 and 2003, the Group does not have investments in this category.

Investments acquired with the intention of holding them for an indefinite period of time, as well as those not classified under any other category, are classified as available-for-sale. These investments are recorded at cost and subsequently carried at fair value. Unrealized gains and losses resulting from differences between cost and fair value are recognized in shareholders' equity. Any decrease in the value of these investments which is considered as other than temporary, is included in the statement of income in the period when such impairment is determined.

Fair values of investments are determined based on current bid market prices, or on amounts determined through valuation techniques if current bid market prices are unavailable.

f) Property, plant and equipment

Buildings, machinery and equipment and land are shown at amounts determined by independent appraisers in 2003 and 2004, which represent depreciated replacement values of these assets. All other property, plant and equipment is stated at historic cost. Historic cost includes expenses that are directly attributable to the acquisition of the items. Additions, renewals and improvements are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and can be measured reliably. All other repairs and maintenance are included in the statement of income in the period in which they are incurred.

The difference between original costs of assets and revalued amounts is included directly in shareholders' equity under Revaluation of fixed assets. Decreases that offset previous revaluations of the same asset are charged to this equity account; all other decreases are charged to the statement of income. Additionally, each year the difference between depreciation based on revalued amounts and that based on original costs is transferred from Revaluation of fixed assets to Unappropriated earnings, net of deferred income tax.

The Group reviews for impairment its long-lived assets whenever events indicate that their carrying amount may not be recoverable. If the recoverable amount of an asset is considered to be lower than its carrying amount, an impairment loss is recognized immediately.

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, except for the Venprecar and Casima plants, which is calculated by the unit-of-production method. Useful lives of revalued assets are determined according to appraisals. Below is a breakdown of the estimated useful lives of the assets:

	Estimated useful lives (Years)
Buildings	10 to 50
Machinery and equipment	7 to 35
Tools	5 to 10
Vehicles	5 to 10
Furniture and fixtures	3 to 5

Land is not depreciated.

g) Deferred debt issue costs
Debt issue costs are recorded under Deferred charges and amortized using the interest method over the life of the debt (Note 9).

h) Accrual for employee termination benefits and profit sharing
The Group accrues for its liability in respect of employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law and the prevailing collective labor agreement. This liability is presented net of advances and loans granted to employees. Among other aspects, the Law provides for an indemnity equal to a minimum of 45 days of salary per year (up to a maximum of 90 days, depending on employee seniority).

Venezuelan Labor Law also requires mandatory distribution to employees of a profit-sharing bonus of up to 15% of a company's pre-tax income. Distribution ranges from a minimum 15-days' salary to a 120-day maximum. The Group accrued and paid a profit-sharing bonus to its employees of 120 days of salary in 2004 and 2003.

The Group does not have a pension plan or other post-retirement benefit programs.

i) Basic and diluted income per share
Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares. Basic and diluted net income per share is the same for all periods shown as the Group did not have potentially dilutive instruments.

j) Revenue recognition
Sales are recorded as income when goods sold are delivered and accepted by the client. Sales are shown net of discounts.

k) Cost of sales
For presentation purposes, certain selling expenses, mainly freight and export insurance, are considered an integral part of cost of sales.

l) Deferred income tax
The Group uses the asset and liability method of accounting for income tax. Under this method, deferred income tax reflects the net effect of the expected future tax consequences of: (a) "temporary differences" arising from application of enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities, and (b) tax credits and tax loss carryforwards. In addition, the effect on deferred taxes of a change in statutory tax rates is recognized. A deferred tax asset is not recognized when a portion of deferred assets is not likely to be realized.

For revaluation of assets, the Group recognizes the deferred tax liability, calculated based on the difference between the revalued carrying amount and the tax base of those assets, with a charge to the related equity account.

m) Cash equivalents
For purposes of the cash flow statement, the Group considers as cash equivalents all highly liquid short-term investments maturing within three months. At September 30, 2004, cash equivalents include short-term investments of US$17.8 million (US$15.9 million in 2003).

n) Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expense reported for the period. Actual results may differ from those estimates.

o) Fair value of financial instruments
The carrying value of cash and cash equivalents, trade receivables net of the allowance for doubtful accounts, and accounts payable to suppliers are assumed to approximate their fair value due to the short-term maturities of these instruments. Since most Group loans and other financial obligations bear interest at variable market rates, management considers their carrying amounts to approximate fair value, except for an interest-free long-term loan of approximately US$125 million with an estimated fair value of US$107 million (Note 9).

p) Concentration of credit and foreign exchange risk
The financial instruments exposed to concentration of credit risk consist primarily of cash equivalents and trade receivables. Group cash is placed with a diversified group of financial institutions. Trade receivables of certain subsidiaries are concentrated in a small number of clients. The Group routinely assesses the financial condition of its clients.

In 2004 and 2003, Sivensa exported 47% and 46%, respectively, of its annual sales, which are mainly denominated in U.S. dollars, while a part of its costs and expenses is denominated in bolivars (Note 2-a). As a result, variations between inflation in Venezuela and local currency devaluation could affect the operating margin.

The Group is also exposed to the risk of steel price fluctuation on international markets.

q) Accounting for derivative instruments and hedging activities
Accounting and disclosure standards for financial instruments, including derivatives, require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at market value. The Group recognizes transactions with financial instruments at the negotiation date.

The Group does not currently engage in hedging activities and has not identified derivative instruments, except for the payment method on certain long-term borrowings of IBH described in Note 9.

r) Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group operates in the business segments described in Note 16 and operates basically in one country.

s) Restatement of the consolidated financial statements

Until 2003 spare parts and supplies were recognized as inventories and included under cost of sales when used for maintaining and repairing machinery and equipment. As from 2004, the Group charges spare parts and supplies purchased during the year directly to cost of sales, except for inventories of spare parts and supplies considered strategic, which are recognized as fixed assets.

The consolidated financial statements at September 30, 2003 were restated for comparative purposes. Below is a comparison of the main restated financial data and the data previously reported in the consolidated financial statements for the year ended September 30, 2003:

(Thousands of U.S. dollars)	**Restated balances**	**Previously reported balances**
Inventories	34,608	41,894
Revalued property, plant and equipment, net	387,109	366,306
Deferred charges and other assets	10,526	19,049
Long-term portion of deferred tax asset	6,257	1,114
Total assets	557,948	538,383
Total liabilities	398,052	359,553
Minority interests in subsidiaries	66,859	78,525
Total shareholders' equity	93,037	100,305
Cost of sales	195,882	196,936
Gross income	53,983	52,929
Operating income	34,630	33,576
Net income	12,004	4,242

3. Accounts Receivable

Accounts receivable comprise the following:

(Thousands of U.S. dollars)	**September 30, 2004**	**2003**
Trade receivables (Note 9)	90,855	36,313
Allowance for doubtful accounts	(1,957)	(1,869)
Trade receivables, net	88,898	34,444
Value added tax (Note 12)	18,715	8,060
Export incentives and import duty drawbacks, net of provision	-	-
Insurance claim	682	188
Other accounts receivable	1,318	1,232
	109,613	43,924

Trade receivables of certain subsidiaries are concentrated in a small number of clients.

At September 30, 2004 and 2003, amounts subject to reimbursement to exporting subsidiaries in respect of export incentives and import duty drawbacks established in the Venezuelan Customs Law amount to approximately US$7.3 million and US$5.3 million, respectively. It is Group policy to set aside provisions for carrying amounts and recognize income upon collection. During 2004 and 2003, approximately US$323,000 and US$441,000, respectively, were collected in this connection.

The movements in the allowance for doubtful accounts were as follows:

(Thousands of U.S. dollars)	Years ended September 30, 2004	2003
Balance at the beginning of the year	1,869	4,919
Allowance for the year	569	-
Effect of exchange rate fluctuations	(481)	(3,050)
Balance at the end of the year	1,957	1,869

4. Inventories

Inventories comprise the following:

(Thousands of U.S. dollars)	September 30, 2004	2003
Finished products	27,615	12,527
Work in progress	13,946	6,367
Raw materials (Note 17)	21,738	13,445
Materials in transit	4,754	2,503
Spare parts	536	228
Inventory provision	(502)	(462)
	68,087	34,608

5. Property, Plant and Equipment

Property, plant and equipment comprises the following:

(Thousands of U.S. dollars)	Buildings, machinery and equipment	Tools	Vehicles	Land	Furniture and fixtures	Work in progress	Land and other available for sale	Total
At September 30, 2002								
Cost	579,773	5,148	9,034	8,145	11,220	1,877	7,834	623,031
Accumulated depreciation	(386,912)	(4,311)	(7,552)	-	(10,496)	-	-	(409,271)
Revaluation	135,547	-	705	48,247	-	-	14	184,513
Net balance	328,408	837	2,187	56,392	724	1,877	7,848	398,273
Year ended September 30, 2003								
Balance at the beginning of the year	328,408	837	2,187	56,392	724	1,877	7,848	398,273
Additions	16,902	-	307	-	670	185	-	18,064
Withdrawals, net	(7,911)	-	(188)	-	(275)	(1,501)	(2,666)	(12,541)
Depreciation expense	(21,091)	(59)	(363)	-	(218)	-	-	(21,731)
Revaluation	3,802	-	236	-	296	-	710	5,044
Net balance at the end of the year	320,110	778	2,179	56,392	1,197	561	5,892	387,109
At September 30, 2003								
Cost	588,763	5,148	9,153	8,145	11,615	561	5,168	628,553
Accumulated depreciation	(408,002)	(4,370)	(7,915)	-	(10,714)	-	-	(431,001)
Revaluation	139,349	-	941	48,247	296	-	724	189,557
Net balance	320,110	778	2,179	56,392	1,197	561	5,892	387,109

(Thousands of U.S. dollars)	Buildings, machinery and equipment	Tools	Vehicles	Land	Furniture and fixtures	Work in progress	Land and other available for sale	Total
Year ended September 30, 2004								
Balance at the beginning of the year	320,110	778	2,179	56,392	1,197	561	5,892	387,109
Additions	6,117	92	1,152	-	967	4,717	-	13,045
Withdrawals, net	(597)	(322)	-	-	(605)	-	(113)	(1,637)
Depreciation expense	(23,113)	(106)	(432)	-	(373)	-	-	(24,024)
Revaluation	1,676	-	70	-	116	-	-	1,862
Net balance at the end of the year	304,193	442	2,969	56,392	1,302	5,278	5,779	376,355
At September 30, 2004								
Cost	594,282	4,919	10,305	8,145	11,977	5,278	5,055	639,961
Accumulated depreciation	(431,114)	(4,477)	(8,347)	-	(11,087)	-	-	(455,025)
Revaluation	141,025	-	1,011	48,247	412	-	724	191,419
Net balance	304,193	442	2,969	56,392	1,302	5,278	5,779	376,355

Depreciation expense for the years ended September 30, 2004 and 2003 was US$26.4 million and US$27.6 million, respectively, charged mainly to cost of sales.

During the years ended September 30, 2004 and 2003, the Group did not capitalize interest cost on borrowings as property, plant and equipment.

Most property, plant and equipment is pledged to secure bank loans of Group companies (Notes 9 and 10).

6. Investments

Investments comprise the following:

(Thousands of U.S. dollars)	September 30, 2004	2003
Trading securities		
Trust rights and Tax Reimbursement Certificates (TIDIS) issued by the Republic of Colombia	187	-
National Public Debt Bonds issued by the Bolivarian Republic of Venezuela, with a par value of US$1,808,000 and annual interest at 5.375%, maturing in 2010	-	1,248
Tax Reimbursement Certificates (CERTS) issued by the Bolivarian Republic of Venezuela	727	-
	914	1,248
Investments available for sale		
Unlisted shares (Note 2-e)		
Consorcio Siderurgia Amazonia, Ltd., 3.4% of capital stock	12,000	12,000
Joint ventures		
Companies of the Joint Venture with BHP-Billiton, 50% of capital stock (Note 7)	-	-

Consorcio Siderurgia Amazonia, Ltd.

In 1997 Consorcio Siderurgia Amazonia, Ltd. (Amazonia) won the bidding process for the right to acquire a 70% share ownership in CVG Siderúrgica del Orinoco, C.A. (Sidor). Sivensa contributed US$140 million, equivalent to 20% of the entire contribution of Amazonia's shareholding companies.

Sidor and Amazonia were forced to restructure their bank debts twice during the period between January 1998 and June 2003. Sivensa was unable to participate in either of the two loan restructuring processes, with additional capital contributions made by the other Amazonia shareholders as part of such restructuring processes. As a result, Sivensa decreased its 20% participation in Amazonia to 13.25% in the first restructuring process and from 13.25% to 3.4% in the second restructuring process (which ended June 20, 2003). Likewise, as a result of this process, during the year ended September 30, 2003, Sivensa wrote off accounts receivable of US$1.1 million with a charge to income (Note 11). In the second restructuring process, Amazonia decreased its participation in Sidor from 70% to 59.73% and the Venezuelan government increased its participation from 30% to 40.27%.

All shares of Sivensa in Amazonia, equivalent to its 3.4% interest, and Amazonia's 59.7% share in Sidor were pledged as collateral in favor of Sidor's creditor banks.

During 2002 Sivensa recognized a loss in the value of its investment in Amazonia of US$30 million based on this investment's estimated future cash flows.

7. Joint Venture with BHP

In September 1997 the subsidiary International Briquettes Holding (IBH) contributed most of the net assets of Fior de Venezuela, S.A. (Fior) (predecessor of IBH), including project costs for the construction of a plant for direct reduction of iron ore in the Guayana region, to form a joint venture with the Australian company The Broken Hill Proprietary Company Limited (BHP) (currently BHP-Billiton) to develop, construct and jointly operate this project and also to operate the plant previously owned by Fior. To this end, BHP-Billiton subscribed capital stock increases in Operaciones RDI, C.A. (RDI) and Orinoco Iron, thereby obtaining 50% participation in these companies. BHP-Billiton also bought from IBH 50% of the shares of Brifer International Ltd. (Brifer).

IBH and BHP-Billiton each has a 50% ownership interest in the Joint Venture (Joint Venture with BHP), which consists of four companies: i) Orinoco Iron, C.A. (Orinoco Iron), which began commercial operations in August 2000, owns and operates a new 2.2 million tons per year expected capacity hot briquette iron plant utilizing the Finmet process (the Orinoco Iron plant); ii) Operaciones RDI, C.A. (RDI), which began operating in May 1997; iii) Brifer International Ltd. (Brifer), which owns the proprietary rights to the technology involved in improved fluid bed iron-ore fines reduction process (the improved Fior process) and, jointly with Voest-Alpine Industrieanlagenbau GmbH (VAI), the Finmet process (Note 15), and iv) International Briquettes Marketing Services (IBMS), which provides briquette marketing services.

Below is a summary of combined financial information for the Joint Venture companies, which are accounted for by the equity method:

(Thousands of U.S. dollars)	Years ended September 30, 2004	2003
Combined balance sheet data at the end of the year		
Current assets (liabilities), net - negative working capital	(779,026)	(780,506)
Property, plant and equipment, net	909,880	924,754
Total assets	1,120,221	980,502
Financial debt	467,175	363,993
Debt with BHP-Billiton (Note 20)	382,356	363,993
Total liabilities	1,162,654	946,001
Shareholders' equity (deficit)	(42,433)	34,500
Combined statement of income data		
Net sales	139,678	68,737
Gross loss	(14,067)	(6,896)
Operating loss	(30,066)	(12,161)
Financing cost, net	(43,193)	(36,106)
Net loss	(78,909)	(35,361)

During 2002, as a result of recording equity in the results of the Joint Venture companies, IBH amortized the remaining balance of its investment in these companies. In addition, since deficit of the companies comprising the Joint Venture at September 30, 2004 is US$42 million and IBH has guaranteed a portion of Orinoco Iron's financial debt, IBH has set aside a provision of US$21 million to recognize its share in the aforementioned deficit.

a) Financing for Orinoco Iron plant construction

In order to finance the construction of the Orinoco Iron plant, Orinoco Iron borrowed US$613 million (senior debt) pursuant to several credit facilities. The credit facilities contemplate financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders if certain ratios of indebtedness and cash flows are not met. Fifty percent of this debt is guaranteed by IBH and Venprecar.

Lenders share a common security package consisting of: (1) a pledge on substantially all of the assets of Orinoco Iron (as borrower) and RDI (as guarantor); (2) a pledge on sale, construction and supply contracts and insurance policies of Orinoco Iron and RDI; (3) a pledge by IBH of its share ownership in Orinoco Iron, RDI, SVS International Steel Holdings (SVS International) and Venprecar; (4) a pledge by SVS International of its share ownership in Siderúrgica del Caroní "Sidecar", S.A. (Sidecar); (5) a pledge by Sidecar of its share ownership in Venprecar; (6) a real estate mortgage on the land and civil works owned by Venprecar; (7) a mortgage on the commercial establishment of Venprecar; (8) escrow agreements on two bank accounts of Venprecar, and (9) an unconditional guarantee by RDI.

Since 2001 Orinoco Iron has been unable to meet repayment terms and other covenants set out in the foreign currency loan agreement with creditor banks. In May 2001 BHP-Billiton paid creditor banks of Orinoco Iron US$314 million in respect of its percentage (50%) of the secured debt. After this payment, BHP-Billiton became an Orinoco Iron creditor for this amount, making this debt now subject to the same rights of its initial creditors and subordinated to debt settlement with creditor banks. In November 2004 BHP-Billiton assigned this debt to Orinoco Iron's creditor banks (Note 20).

Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding balance of these debts, which amounts to US$672 million at September 30, 2004 (US$728 million at September 30, 2003) (Note 20).

During 2004 bank and BHP-Billiton interest was calculated at between 6.25% and 3.94% (7.5% and 4.38% in 2003), including an additional late interest rate of 2% beginning in May 2001.

During 2004 creditor banks began executing certain guarantees set out in the loan agreement and, at September 30, 2004, cash balances of US$23.2 million and accounts receivable of US$68.2 million (of which US$8.7 million and US$32.2 million, respectively, belonged to Venprecar) have been executed. Amounts executed were recorded by Venprecar as accounts receivable from Orinoco Iron (Notes 17 and 20). In September 2004 Orinoco Iron assumed Venprecar debts of US$15.5 million and Bs 42,795 million (equivalent to US$22.3 million), offsetting most of Venprecar's accounts receivable from Orinoco Iron as a result of the aforementioned executions.

In addition, IBH and Venprecar management estimate that Venprecar will also have to make future payments of approximately US$220 million to honor a guarantee granted to Orinoco Iron's creditor banks since, in their estimation, Orinoco Iron will not be able to pay its overdue debts in the short term. At September 30, 2004, Venprecar set aside a provision for contingencies, at present value, in respect of the guarantee of approximately US$190 million (US$85 million in current liabilities); the offsetting entry is a reimbursable account receivable from Orinoco Iron (Note 17). Based on projected cash flows of Orinoco Iron, IBH and Venprecar management are of the opinion that all of these accounts receivable will be recovered in the long term.

b) Orinoco Iron and Operaciones RDI - Going concern issues
In August 2000 the Orinoco Iron plant began partial commercial operations; however, certain equipment failures delayed start-up and the build-up of production and increased construction and plant start-up costs. On average, only two of the plant's four production trains have been operating. As a result of increased costs, lower-than-planned production rates and depressed prices on international markets during 2002 and 2001, actual revenues and cash flows have been substantially below amounts originally planned. Due to these situations, Orinoco Iron has been unable to meet its obligations and is negotiating with creditor banks, main suppliers and BHP-Billiton to restructure its debts.

On March 29, 2001, BHP-Billiton issued a press release announcing that it would write off its investment in the Orinoco Iron project and cease any further investment therein. IBH is currently meeting with BHP-Billiton and creditor banks to reach agreements as to the obligations and preexisting agreements in respect of this Joint Venture. IBH, BHP-Billiton and creditor banks are also evaluating options to incorporate new Orinoco Iron shareholders and negotiating an important reduction of Orinoco Iron's debt (Note 20).

BHP-Billiton has indicated that it may, if certain conditions are met and if appropriate approvals are obtained from the relevant government entities involved and from Orinoco Iron's senior lenders, be willing to agree to certain transactions, which would result in a significant reduction of its receivable against Orinoco Iron (Note 20).

RDI (a 50%-owned associate of IBH) incurred in recurring operating losses and in March 2001 began a temporary shutdown of its plant due to maintenance requirements and unfavorable market conditions. No decision has been made as to how long this plant will be closed. At September 30, 2004, RDI has total assets of US$4.8 million and deficit of US$4.5 million.

c) Strategic plan
Management of IBH, the subsidiary Venprecar and the associate Orinoco Iron are preparing a medium-term business plan and are taking action to resolve current operational and financial matters mentioned below:

- Continue negotiations with Orinoco Iron senior lenders for the restructuring of the outstanding debt.

- Finalize negotiations with BHP-Billiton on terms and conditions for debt currently owed by Orinoco Iron to BHP-Billiton (Note 20).

- Increase production through simultaneous and continuous operation of all production trains, which will allow reduction of production cost per ton and, therefore, increase cash flows.

- Obtain the additional working capital required by Orinoco Iron, which considers conversations with the main suppliers, financial institutions and the possible incorporation of new shareholders.

Orinoco Iron is currently documenting agreements with CVG Ferrominera and CVG Edelca, iron ore and electricity suppliers, respectively, regarding the payment terms of outstanding debts (Note 17).

Since December 2003 three of the four production trains are once again available; a fourth which had ceased to operate since February 2001 was recovered in April 2004, thereby allowing the Orinoco Iron plant to increase availability and production levels. During the year ended September 30, 2004, Orinoco Iron produced 841,593 tons of briquettes compared to 589,256 tons produced in the previous year.

No assurance can be given that any of these actions will ensure a solution for the current operational or financial situation of the associate Orinoco Iron.

8. Deferred Charges and Other Non-Current Assets

Deferred charges and other non-current assets comprise the following:

(Thousands of U.S. dollars)	Costs of debt restructuring (Note 9)	Goodwill	Other	Total
Balance at September 30, 2002	10,164	1,329	1,879	13,372
Additions	-	-	573	573
Withdrawals	-	-	-	-
Amortization	(2,306)	(53)	(487)	(2,846)
Balance at September 30, 2003	7,858	1,276	1,965	11,099
Additions	-	-	133	133
Withdrawals	(150)	-	-	(150)
Amortization	(2,156)	(53)	(166)	(2,375)
Balance at September 30, 2004	5,552	1,223	1,932	8,707

9. Long-Term Bank Loans

Long-term bank loans comprise the following:

(Thousands of U.S. dollars)	Sivensa-Sidetur	IBH	Vicson	Total
Balance at September 30, 2002	255,214	-	-	255,214
New indebtedness	-	-	9,175	9,175
Amortizations	(15,432)	-	-	(15,432)
Exchange difference	919	-	-	919
Balance at September 30, 2003	240,701	-	9,175	249,876
New indebtedness	-	30,719	1,883	32,602
Amortizations	(24,228)	-	(3,695)	(27,923)
Exchange difference	349	-	-	349
Balance at September 30, 2004	216,822	30,719	7,363	254,904

Maturities of debt at September 30, 2004 are shown below:

(Thousands of U.S. dollars)	Sivensa-Sidetur	IBH	Vicson	Total
Years				
2004	-	-	-	-
2005	17,159	-	1,545	18,704
2006	386	-	660	1,046
2007	199,277	-	3,822	203,099
2008	-	-	1,336	1,336
2009 and beyond	-	30,719	-	30,719
Total	216,822	30,719	7,363	254,904
Current portion	(17,159)	-	(1,545)	(18,704)
Long-term portion	199,663	30,719	5,818	236,200

Maturities of debt at September 30, 2003 are shown below:

(Thousands of U.S. dollars)	Sivensa-Sidetur	IBH	Vicson	Total
Years				
2004	844	-	2,869	3,713
2005	28,478	-	-	28,478
2006	12,402	-	-	12,402
2007	198,977	-	-	198,977
2008 and beyond	-	-	6,306	6,306
Total	240,701	-	9,175	249,876
Current portion	(844)	-	(2,869)	(3,713)
Long-term portion	239,857	-	6,306	246,163

Long-term loan Sivensa - Sidetur
In July 2000 Sivensa and its subsidiary Sidetur reached agreements with their creditor banks to restructure short and long-term loans of Sivensa and Sidetur of approximately US$246 million. At September 30, 2001, Sivensa was unable to pay the short-term portion of principal and interest and to comply with certain covenants set out in the loan agreement. In December 2001 creditor banks and Sivensa agreed on the terms of a new debt restructuring, which were approved by Sivensa's shareholders at a Special Meeting held on January 25, 2002. In May 2002 Sivensa and its subsidiary Sidetur completed and executed the agreement with their creditor banks to restructure financial debt of approximately US$255 million at that date.

During the year ended September 30, 2004, Sivensa and Sidetur paid US$24.2 million of principal and US$5.5 million of interest (US$15.4 million of principal and US$7 million of interest in 2003), in respect of existing bank loans (Note 14). Interest rates on the loan ranged between 5% and 5.3% in 2004 (5% and 5.5% in 2003).

In September 2003 Sivensa and its creditor banks modified the loan agreement. The modifications are mainly in respect of: a) sale of identified assets, whose amount was decreased from US$22 million to US$17 million, b) incorporation of mechanisms for the partial amortization of the payment of US$17 million in respect of these assets, and c) establishment of a new deadline for the sale of identified assets (March 31, 2005 instead of September 30, 2003). Modification of this agreement did not affect the payment schedule or interest rates initially established. As a condition of this modification agreement, Sivensa paid US$5 million of Tranche "A" of the loan agreement.

The main terms and conditions of the loan agreement, after the aforementioned modifications, are summarized below:

a) The restructured debt will be repaid in two Tranches: Tranche "A" of US$130 million and Tranche "B" of US$125 million. Tranche "A" is repayable in quarterly installments as from the third quarter of 2003, and the final balance will be repaid in the last quarter of 2007 or before that date using cash flow surplus. At September 30, 2004, Tranche "A" amounts to US$115.2 million. Tranche "B" is repayable on September 30, 2007. The interest rate for Tranche "A" will be LIBOR plus 3.5%, payable on a quarterly basis and Tranche "B" will bear no interest until maturity.

b) Sale of certain assets. All funds obtained from the sale of certain assets up to US$17 million, including shares of certain subsidiaries and real property, will be applied to the installment maturing on March 31, 2005 (the mandatory payment of the sale of assets), and payments of cash flow surplus over US$17 million will be applied in inverse order of maturity. If Sivensa does not comply with the mandatory payment on the sale of identified assets it will i) issue common shares for an amount that will allow it to deliver 20% of the Company's shares to creditors after dilution (including 15% of the initial shares), and ii) transfer the assets to a trust fund on behalf of creditors, if required by the majority of creditors.

c) Debt conversion at maturity date: mandatory and optional. Mandatory conversion sets out the following conditions: that noncompliance has neither occurred nor continues, that the amount of the debt be no more than US$166 million and that the aggregate amount of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in the last 6 years be no less than US$170 million. In this case, creditors will be required to convert debt into Sivensa common shares; mandatory conversion will be at the rate of US$1,750,000 for every 1% of the outstanding common shares (after dilution). The amount of debt to be converted is that portion exceeding the higher of US$100 million and 3.5 times the EBITDA measurement (last three-year average). Optional conversion will occur if any of the conditions for mandatory conversion is not met, in which case, creditors will individually have the option to convert debt and this conversion will be based on the average EBITDA generated by the Company over the previous three years, within a range from US$1,750,000 to US$900,000 for every 1% of the outstanding shares (after dilution). In any case, creditors will never hold more than 80% of Sivensa's total share capital.

d) Conversion in the event of default occurs 90 days after noncompliance with a scheduled payment over US$5 million. In this case, creditors may elect to convert the balance of the debt into Sivensa common shares. The conversion price will be determined by dividing the balance of the debt to be converted by the average price of a Sivensa share (the average price for a Sivensa share quoted on the Caracas Stock Exchange in the last three months before any determining date). Creditors will not hold more than 80% of Sivensa's total common shares.

e) As part of the restructuring agreement, Sivensa issued common shares to banks representing 15% of its outstanding shares. Creditors were issued a "Golden Share" of Sivensa and its subsidiary Sidetur granting them special voting rights regarding certain agreed-upon matters (subject to CNV rules) and the right to appoint one Director and Alternate to the Board of Directors of Sivensa and its subsidiary Sidetur with special rights as set out in the bylaws. A Golden Share converts automatically into a common share, and directors appointed under the rights attaching to a Golden Share become common directors once the loan has been fully repaid (either in cash or through share conversion) and creditors become holders of Sivensa's common shares representing less than 5% of Sivensa's total subscribed and paid-in shares (Note 13).

f) Obligations with respect to the restructured debt are guaranteed by the following: shares of the subsidiaries Sidetur, Vicson, Torcar, Smith Brocas, Valvuvensa, Sidetur Holding Company, Sanchon Unico, Inverside, Simalla e Inversora; Sidetur's local and export accounts receivable; a chattel and conventional mortgage on Sidetur's current and future unmortgaged assets, and the shares of Amazonia and IBH as agreed.

g) As part of the pledge structure of Sidetur's shares, shares held by Sivensa are transferred to Tenedora de Acciones de Compañías Siderúrgicas "TECOSIDE" S.A., incorporated in Venezuela and formerly wholly owned by Sivensa. Sivensa gave a pledge in favor of creditors on its shares in TECOSIDE which, in turn, gave a pledge in favor of creditors on Sidetur's shares. In addition, TECOSIDE issued Platinum Shares in favor of its creditors, representing 49% of its capital stock. These shares will grant their holders the same rights and characteristics as Sivensa's Golden Share and will be convertible into common shares representing 51% of TECOSIDE's common shares in the event of noncompliance with the loan agreement. Prior to conversion into common shares, Platinum Shares will hold no economic rights in respect of dividends and liquidation. If Platinum Shares are not converted into common shares, they will be returned to Sivensa for mandatory conversion of loans. TECOSIDE will be allowed only to hold shares in Sidetur and may not incur debt.

Approximately US$10.8 million in expenses directly related to the second debt restructuring was deferred. At September 30, 2004, the balance of these deferred expenses, net of accumulated amortization, amounts to approximately US$5.5 million (US$7.8 million in 2003) and is included under Deferred charges and other non-current assets.

Long-term bank loans-IBH
Below is a breakdown of long-term loans of the subsidiary IBH at September 30, 2004:

(Thousands of U.S. dollars)

Promissory notes with a financial institution	
Denominated in U.S. dollars and maturing in 2015	23,309
Denominated in bolivars and maturing in 2015	7,410
	30,719

Promissory notes, denominated in either U.S. dollars or bolivars, were issued in September 2004 and mature in 2015, bearing interest per annum at LIBOR plus 4.5%. The first 24 months are interest-free.

Promissory notes denominated in U.S. dollars may be settled in bolivars at the creditor's choice. The bolivar equivalent is to be determined at the highest exchange rate offered under the following three options: (i) the official exchange rate, if applicable; (ii) the free exchange rate, if applicable, or (iii) a reference rate determined by market values of C.A. Nacional Teléfonos de Venezuela (CANTV) shares and American Depositary Shares. At September 30, 2004, these promissory notes are stated at the highest value which could result from the aforementioned options. The effect of this valuation of approximately US$4,435,000 is included in the results for the year.

Promissory notes denominated in bolivars may be settled in U.S. dollars at the creditor's choice. The equivalent is to be determined at the highest exchange rate offered under the following three options: (i) the official exchange rate, if applicable; (ii) the free exchange rate, if applicable, or (iii) a reference rate determined by market values of CANTV shares and ADRs. At September 30, 2004, these promissory notes are stated at the highest value which could result from the aforementioned options.

Long-term loans-Vicson

Below is a breakdown of long-term loans of the subsidiary Vicson at September 30:

(Thousands of U.S. dollars)	**2004**	**2003**
Lease contracts DTF 7.57% - 7.56%, maturing in 2006	141	-
Interest on promissory notes, DTF TA + 5.125%, DTF TA + 14.28% and DTF TA + 5.5%, with final maturity in 2008	5,443	6,659
Other liabilities (trustee rights purchase agreement)	1,779	2,516
	7,363	9,175
Less current portion	(1,545)	(2,869)
	5,818	6,306

Financial obligations are guaranteed by demand promissory notes in favor of financial entities. In addition, pledge and mortgage contracts of Ps 4,393,995 on the land of the Muña plant were signed with Banco Colombia. Pledge contracts on wiredrawing machines of Ps 1,807,785 were entered into with Corporación Financiera Colombiana.

10. Short-Term Bank Loans

The subsidiary Vicson has a short-term line of credit with several banks of US$24.7 million and US$12.6 million at September 30, 2004 and 2003, respectively, of which US$15.5 million and US$4.2 million, respectively, have been used. The difference is available for loans or to finance discounted documents. Interest was calculated at the rate of 5.19% in 2004 and 5.41% in 2003 for loans in U.S., and loans in bolivars were taken out at the market rates in effect at the transaction dates for the related years. One of the lines of credit is guaranteed by a bank deposit of US$1.8 million from a consolidated subsidiary and another line of credit is guaranteed by one of the shareholders up to US$4,000,000. Financial obligations are guaranteed by demand promissory notes in favor of the financial entities.

At September 30, 2004, the subsidiary Torcar has a short-term promissory note with a bank of US$0.4 million (US$0.4 million in 2003), bearing annual interest at between 5.30% and 5.83% (5.33% in 2003).

11. Other Expenses, Net

Other expenses, net comprise the following:

(Thousands of U.S. dollars)	Years ended September 30, 2004	2003
Loss from sale of securities, net	(6,565)	(2,788)
Loss on sale of Tax Reimbursement Certificates	(794)	-
(Loss) profit on sale of fixed assets	(543)	93
Impairment in value of investments and other assets	(39)	(1,101)
Income from sale of finmet, scrap metal and spare parts, net	424	-
Provision for contingencies	-	(548)
Other income (expense), net	554	(1,021)
	(6,963)	(5,365)

During the year ended September 30, 2004, the subsidiary Sidetur traded securities issued by the Bolivarian Republic of Venezuela for U.S. Treasury Bonds, resulting in a loss of approximately US$6.8 million (US$2.5 million in 2003).

12. Taxes

The estimated tax (expense) benefit comprises the following:

(Thousands of U.S. dollars)	Years ended September 30, 2004	2003
Income tax	(15,752)	(16,582)
Business assets tax	(124)	(393)
Deferred income tax	(11,802)	6,061
Tax benefit from utilization of business assets tax credits, tax loss carryforwards and investment tax credits from prior years	324	13,919
Total tax (expense) benefit	(27,354)	3,005

Income tax

Based on the Venezuelan Income Tax Law, the Group does not consolidate its results for tax purposes and, accordingly, each group entity files separate tax returns (in local currency). As a result, certain subsidiaries may have different tax treatment depending on the nature of their activities. The main differences between the amount of income tax computed at the statutory income tax rate of 34% and the effective income tax rates for the years reported are summarized below:

	Years ended September 30,	
	2004 %	2003 %
Statutory income tax rate	(34.0)	(34.0)
Reduction in statutory tax rate resulting from		
Translation into U.S. dollars for accounting purposes and effect of taxes assessed in bolivars	(40.5)	(70.9)
Inflation adjustment for tax purposes	18.3	3.3
Other provisions	36.1	78.1
Deferred taxes	(15.0)	51.2
Business assets tax	(0.2)	(1.2)
Other, net	0.7	-
Effective income tax rate	(34.6)	26.5

Venezuelan Income Tax Law requires annual inflation adjustment resulting in an increase or decrease in taxable income. The annual inflation adjustment for tax purposes calls for a method of calculation that differs from that used for accounting purposes; the calculation is made by indexing all nonmonetary assets and liabilities, and initial fiscal shareholders' equity, based on changes in the Consumer Price Index (CPI) for the related tax year or for the period from the date of acquisition of the nonmonetary assets, assumption of nonmonetary liabilities, or increase or decrease in the initial fiscal shareholders' equity required to be adjusted for inflation. The Law also provides that the new value resulting from this adjustment, insofar as it refers to fixed assets, should be depreciated over the remaining useful lives of such assets.

Venezuelan Income Tax Law allows tax losses and investment tax credits to be carried forward for three years to offset taxable income and tax expense, respectively. At September 30, 2004, Sivensa and certain subsidiaries have tax loss carryforwards of Bs 101,048 million (equivalent to US$53 million), which may be used to offset taxable income until 2005 and 2006. Sivensa and certain subsidiaries also have investment tax credits of Bs 455 million (equivalent to US$236,979), which may be applied against income tax liabilities until 2005 and 2006.

The components of deferred income tax assets (liabilities) are as follows:

	September 30,	
(Thousands of U.S. dollars)	2004	2003
Allowances and provisions not deductible until paid	2,028	5,684
Included in		
Deferred income tax asset (long-term portion)	2,028	5,684

(Thousands of U.S. dollars)	September 30, 2004	2003
Exchange difference taxable when collected	(19,301)	(15,740)
Difference on tax base of fixed assets	(41,880)	(37,996)
Difference on tax base of inventories	201	1,598
Allowances and provisions not deductible until paid	1,872	1,391
Other, net	22	360
Deferred income tax liability	(59,086)	(50,387)

At September 30, 2003 and 2002, there are other temporary differences, including tax loss carryforwards and other tax credits, whose future realization is considered unlikely by management.

Business assets tax
Business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average of the taxpayer's tangible and intangible assets in Venezuela involved in the production of income from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year and it is reduced according to the percentage of export sales to total sales. This tax is calculated together with income tax and the greater of the two amounts is the tax liability. In August 2004 the Venezuelan government eliminated this tax.

Sivensa and certain subsidiaries paid business assets tax in 2004 and 2003, whereas other subsidiaries paid income tax. Business assets tax for 2004 amounted to US$124,000 (US$393,000 in 2003). Payment of this tax may be used for three years as a credit to offset income tax expense.

Value added tax
In May 1999 the Venezuelan government enacted the Value Added Tax (VAT) Law. This tax is based on a tax credit system; it is payable based on the value added at each stage of production and sales. The VAT rate is set annually in the Venezuelan Budget Law, which until August 2002 was 14.5% and 16% as from September 2002. This Law also incorporated, as from September 2002, an additional tax rate of 10% on goods and services considered luxury items. The Law sets out a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

At September 30, 2004, the Group recorded tax credits of Bs 35,933 million, equivalent to US$18,715,000 (Bs 12,897 million, equivalent to US$8,060,000 at September 30, 2003) in respect of value added tax and wholesale and luxury tax (Note 3).

Bank debit tax
In March 2002 the Venezuelan government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and other financial institutions. Bank debit tax was set at the rate of 0.75% at December 31, 2003 (1% until June 2003). As of January 2004, the bank debit tax rate was set at 0.5%. During the years ended

September 30, 2004 and 2003, the Group incurred bank debit tax expense of approximately Bs 4,188 million and Bs 2,482 million, equivalent to US$2,310,000 and US$1,584,000, respectively.

Transfer pricing
Venezuelan Income Tax Law introduced transfer-pricing regulations. According to these regulations taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying the methodology set out in the Law. For the year ended September 30, 2003, the Company made the transfer-pricing study to prepare all the documentation needed to file a transfer pricing return for information purposes. The study for 2004 is in process.

13. Shareholders' Equity

Capital stock and dividends
At September 30, 2004 and 2003, Sivensa's subscribed and paid-in capital stock is represented by 3,529,754,911 common shares and one Golden Share with a par value of Bs 20 each. The Company's authorized capital stock is Bs 141,190 million.

At a Special Shareholders' Meeting held on January 25, 2002, the shareholders approved a resolution to increase the Company's capital stock by Bs 10,457 million through the issue of 522,883,577 common shares and a Golden Share with a par value of Bs 20 each to be subscribed by creditor financial institutions through capitalization of accounts receivable from debt restructuring commissions, and to increase the Company's authorized capital from Bs 80,000 million to Bs 141,190 million (Note 9). The shareholders also approved the distribution of all treasury shares held by the subsidiary C.A. Inversiones Siderúrgica "Inverside" through a stock dividend of one share for every 80 shares owned by the shareholders and duly recorded in the shareholders' register.

The following matters, among others, were also approved at the aforementioned Special Shareholders' Meeting:

a) The statutory system henceforth applicable to the Golden Share and future capitalization of financial debt, both mandatory and optional, by creditor financial institutions under the terms and conditions of the restructuring through capital stock increases by the Board of Directors and/or Shareholders' Meeting through issuance of new common shares to be subscribed by the financial institutions (Note 9).

b) Temporary suspension of dividends by Sivensa.

c) Approval of reorganization of subsidiaries and the Company's investment in these subsidiaries.

d) Authorization of all guarantees to be granted for financial debt restructuring.

e) Approval of the amendment to the incorporation document and bylaws in order to adjust them to the debt restructuring requirements.

Under the Company's bylaws, except for the special voting rights granted to the Golden Share, each share grants its holder the right to cast one vote at shareholders' meetings in connection with all matters related to their role as shareholders in conformity with the provisions of the Venezuelan Code of Commerce, the Capital Markets Law and any other applicable legal provisions or regulations. These special rights are in respect of matters requiring only the presence and approval of the holder of the Golden Share and matters that cannot be approved if opposed by the holder of the Golden Share. These rights also relate to capitalization of financial debt by shareholders' meetings as set out in the restructuring agreement.

In addition, under the Company's bylaws, the Golden Share has the following characteristics:

a) The Golden Share will fully convert into a common share when obligations under the debt restructuring agreement of Sivensa and Sidetur have been fully settled (through cash payments or share conversions) and creditor banks have become holders of Sivensa's common shares representing less than 5% of Sivensa's total subscribed and paid-in shares.

b) The Golden Share belongs to creditor banks. This share is nontransferable and may not be either privately traded, registered or traded on the stock exchange.

c) The holder of the Golden Share is entitled to appoint, remove and replace one of the eight principal directors and also appoint an alternate director of Sivensa Group to the principal director appointed by the Golden Shareholder.

d) The holder of the Golden Share may, at any time, require that the Board of Directors call a meeting of the shareholders.

e) Any director (principal or alternate) appointed by the holder of a Golden Share may individually call a meeting of the Board of Directors.

At September 30, 2004 and 2003, approximately 1,078,944,905 and 1,096,441,585 common shares, respectively, are part of American Depositary Shares (ADS). Each ADS represents 98 common shares of Sivensa.

Sivensa pays dividends in bolivars (Note 2-a). The Capital Markets Law requires companies with publicly traded shares to distribute among their shareholders at least 50% of their net profit (in bolivars) after income tax and appropriation to legal reserves. In addition, at least one-half of this dividend must be paid in cash. In conformity with the rules of the Venezuelan Securities and Exchange Commission (CNV), dividend distribution and statutory equity do not include equity in results of subsidiaries. At September 30, 2004 and 2003, the Group has a deficit. In addition, in September 2001, based on requirements of creditor banks for the debt restructuring described in Note 9, Sivensa made a request to CNV for exemption from the obligation to declare and pay minimum dividends for a six-year period as from the effective date of the second debt restructuring mentioned in Note 9. This request was approved by CNV on October 23, 2001 through Resolution No. MF-CNV-CJ-138 and approved at the Special Shareholders' Meeting of January 25, 2002.

Legal reserve

The legal reserve is a requirement whereby Venezuelan companies must set aside 5% of their net income until the reserve reaches the equivalent of at least 10% of their capital stock.

14. Foreign Exchange

The Group has the following foreign currency balances (bolivars) at the dates indicated below:

(Millions of bolivars)	September 30, 2004	September 30, 2003
Assets		
Cash and cash equivalents	28,414	35,760
Trade accounts receivable and related companies	116,811	31,398
Advances to suppliers	6,401	2,243
Total monetary assets	151,626	69,401
Liabilities		
Bank loans and current portion of long-term loans	39,853	2,240
Suppliers and other liabilities	108,298	77,778
Total monetary liabilities	148,151	80,018
Total net monetary assets (liabilities) in bolivars	3,475	(10,617)
Total net monetary assets (liabilities) equivalent in millions of U.S. dollars	US$1.8	(US$6.6)

The Group does not engage in hedging activities in connection with its balances and transactions in bolivars.

The year-end exchange rate, the average exchange rate for the year, and increases in the Consumer Price Index (CPI), published by the Central Bank of Venezuela (BCV), were as follows:

	Years ended September 30, 2004	Years ended September 30, 2003
Exchange rate at the end of the year (Bs/US$1)	1,920	1,600
Average exchange rate (Bs/US$1)	1,813	1,567
Increase in the Consumer Price Index (%)	21	27

On February 13, 2002, the Venezuelan government and BCV introduced a floating exchange rate system eliminating the maximum and minimum exchange rate bands which had been in effect up to that date. Under this scheme, BCV transacted foreign currency sales and purchases with currency dealers by way of auction.

On January 21, 2003, the Venezuelan government announced the closure of the foreign exchange market in Venezuela. On February 5, 2003, the Ministry of Finance and BCV began to publish the legal instruments regulating the exchange control regime, one of which established initial official exchange rates of Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale). On that same date, the government created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime.

On February 6, 2004, the Ministry of Finance and BCV established new official exchange rates, as from that date, of Bs 1,915.20/US$1 (purchase) and Bs 1,920/US$1 (sale).

Among other things, the first of these legal instruments requires the sale of all incoming currency to BCV and temporarily suspends all purchases and sales in local currency of securities issued by the Venezuelan government in foreign currency. BCV now centralizes all currency purchases and sales in the country.

CADIVI has subsequently issued resolutions on a number of requirements in connection with the administration of the exchange control regime, such as user registration, guidelines for importers and exporters and the registration of private-sector foreign debt at January 22, 2003.

Sivensa and Sidetur complied with certain requirements set out in the regulations of CADIVI of their private-sector foreign debt of US$250 million to obtain currency required for payment of this debt at the official exchange rate. As per communication from CADIVI dated October 14, 2003, the application for registration was approved. The other subsidiaries had no net private-sector foreign debt at January 22, 2003 to be registered with CADIVI.

As from the beginning of the exchange control and until November 10, 2004, the Group has applied to CADIVI for a total of US$42.8 million to pay for imports, of which US$42.6 million has already been approved and US$27.9 million actually paid. Based on resolutions issued by CADIVI in respect of contractual debt amortizations resulting from export activities, Sidetur paid approximately US$44.4 million to creditor banks in respect of principal and interest of its financial debt (Note 9). In addition, Sidetur sold to BCV approximately US$35.4 million in connection with exports.

As described in Notes 7 and 17, the subsidiary Venprecar guaranteed a long-term loan in foreign currency received by the associate Orinoco Iron, which has been considered by creditor banks as overdue since Orinoco Iron has been unable to meet payment conditions and certain covenants set out in this loan agreement. During 2004 Orinoco Iron's creditor banks began executing certain guarantees, including Venprecar's cash balances in U.S. dollars and accounts receivable denominated in U.S. dollars (Notes 7 and 17).

During 2004 the subsidiary Venprecar incurred new debts in foreign currency of US$18.4 million at September 30, 2004. Venprecar did not file a request for registration with CADIVI of these debts to obtain currency at the official exchange rate. However, these debts may be settled in bolivars at the creditor's choice (Note 9).

15. Technology and Royalties

The subsidiary Fior and Voest-Alpine Industrieanlagenbau (VAI) entered into a contract to market the Finmet process (iron-ore direct reduction process) giving Fior and VAI exclusive promotion and marketing rights with respect to the Finmet process and its improvements in certain countries. Under this contract, Fior was entitled to receive from VAI a minimum amount of US$6 per metric ton on the nominal design capacity of any new Finmet plant built within VAI jurisdiction. Fior, or a subsidiary of Fior, will receive 50% of this royalty once assembly of electromechanical installations begins. The remaining 50% shall be paid on the date of the provisional acceptance of the plant. As of 2002 between 75% and 85% of royalties will be payable 30 days following signature of the contract, and the remaining amount will be payable following provisional acceptance of the plant. In May 1997 Fior assigned some of its rights and obligations under this contract to Brifer (Note 7); Finmet process patents and rights are jointly owned by Brifer and VAI.

In 1996 BHP-Billiton began assembly of the electromechanical installations of a plant in Port Hedland, Australia, with a designed annual capacity of 2,000,000 metric tons, representing total royalties of US$12,000,000 for Fior. Brifer (a wholly owned subsidiary of Fior at that date) earned US$6,000,000 in 1996 in income from royalties paid on this process. In 1999 plant capacity was determined to be higher than originally estimated; therefore, Brifer recognized US$1,000,000 million in additional income from royalties during 1999. The remaining US$6,000,000 was payable to Brifer (50%-owned by IBH) and recognized as income upon provisional acceptance of the plant. Income has not yet been recorded since this payment is also being negotiated between IBH and BHP-Billiton (Notes 7 and 20).

Under the Joint Venture agreement with BHP-Billiton described in Note 7, 50% of Brifer shares were sold to BHP-Billiton in September 1997 (Note 20).

16. Business Segment Reporting

Group operations are divided into three business segments as follows:

Briquettes

Iron briquettes are produced at the Venprecar plant. Most briquette production is exported and the remainder is used, along with scrap metal and other inputs, at certain of Sidetur's steel mills.

Steel

Sidetur's steel mills produce steel billets. Part of these semi-finished products is exported and the rest is converted into steel bars and other long-rolled products mainly for sale on the local market.

Steel wire

Vicson produces wire and wire products used in construction, agriculture and manufacturing. Vicson's main products are barbed wire, mattress-coil wire, wire for beaded ends for tires, galvanized wire, nails, cyclone and chicken-wire fencing.

Relevant data is provided below for each market segment:

Segment results for the year ended September 30, 2004 are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Net Sales							
Local market	586	199,876	55,554	7,123	-	(596)	262,543
Exports	110,347	80,306	45,267	-	-	-	235,920
	110,933	280,182	100,821	7,123	-	(596)	498,463
Operating income (loss)	30,800	54,351	11,502	1,386	(1,197)	13,367	110,209
Financial income (costs), net	2,501	(18,603)	(1,595)	129	11,519	(2,092)	(8,141)
Adjustment in value of long-term loans	(4,435)	-	-	-	-	-	(4,435)
Provision for investments and accounts receivable from associates	(11,745)	-	-	-	-	-	(11,745)
Other income (expense), net	150	(6,682)	(283)	(653)	2,608	(2,103)	(6,963)
Income before taxes and minority interests	17,271	29,066	9,624	862	12,930	9,172	78,925
Taxes	(17,087)	(2,489)	(2,185)	(993)	(124)	(4,476)	(27,354)
Income (loss) before minority interests	184	26,577	7,439	(131)	12,806	4,696	51,571
Minority interests in subsidiaries	(145)	(1)	(345)	(3,756)	-	391	(3,856)
Net income (loss)	39	26,576	7,094	(3,887)	12,806	5,087	47,715

Segment results for the year ended September 30, 2003 are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Net Sales							
Local market	13,150	95,443	32,134	1,468	-	(8,114)	134,081
Exports	56,940	23,496	33,451	1,897	-	-	115,784
	70,090	118,939	65,585	3,365	-	(8,114)	249,865
Operating income (loss)	10,380	17,751	6,006	(161)	(568)	1,222	34,630
Financial costs, net	(3,414)	(5,516)	(759)	(244)	(5,595)	(887)	(16,415)
Provision for accounts receivable from associates	(1,516)	-	-	-	-	-	(1,516)
Other income (expense), net	54	(2,948)	(2,194)	(948)	(184)	855	(5,365)
Income (loss) before taxes and minority interests	5,504	9,287	3,053	(1,353)	(6,347)	1,190	11,334
Taxes	322	(1,623)	(1,534)	(218)	(304)	6,362	3,005
Income (loss) before minority interests	5,826	7,664	1,519	(1,571)	(6,651)	7,552	14,339
Minority interests	(1,618)	(1)	(337)	-	-	(379)	(2,335)
Net income (loss)	4,208	7,663	1,182	(1,571)	(6,651)	7,173	12,004

During the year ended September 30, 2004, the subsidiary Sidetur made export sales denominated in bolivars of approximately Bs 59,368 million (equivalent to US$31 million).

Other segment amounts at September 30, 2004 included in the statement of income are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Depreciation (Note 5)	8,510	11,790	4,647	811	79	532	26,369
Amortization (Note 8)	166	298	53	-	1,858	-	2,375

Other segment amounts at September 30, 2003 included in the statement of income are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Depreciation (Note 5)	8,413	13,122	5,209	585	283	(1)	27,611
Amortization (Note 8)	-	297	-	-	2,008	-	2,305

Segments of assets and liabilities at September 30, 2004 and capital disbursements for the year then ended are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Assets	471,535	369,428	112,088	106,376	144,188	(321,579)	882,036
Liabilities	344,230	277,249	45,958	19,303	100,689	(116,440)	670,989
Additions to fixed assets	859	10,134	1,834	218	-	-	13,045

Segments of assets and liabilities at September 30, 2003 and capital disbursements for the year then ended are as follows:

(Thousands of U.S. dollars)	Briquettes	Steel	Steel wire	Other	Corporate	Intercompany	Group
Assets	140,655	186,995	92,260	81,980	281,642	(225,584)	557,948
Liabilities	45,919	78,251	25,885	8,521	278,457	(38,981)	398,052
Additions to fixed assets	8,677	4,659	4,719	9	-	-	18,064

The Group's export sales are mainly made in the following countries:

(Thousands of U.S. dollars)	September 30,	
	2004	**2003**
Sales		
South America, Central America and the Caribbean	110,469	56,352
North America	94,691	32,075
Asia	12,469	12,029
Europe	18,291	12,244
Total export sales	235,920	112,700

17. Accounts and Transactions with Related Companies

The Group conducts business with some of its minority partners and other associates under various contractual agreements.

I. Balances with these related companies comprise the following:

(Thousands of U.S. dollars)	September 30,	
	2004	**2003**
Accounts receivable		
Orinoco Iron, C.A. (Note 7)	36,686	3,924
Bekaert Engineering	79	2,121
Operaciones RDI, C.A. (Note 7)	303	323
Other	266	561
	37,334	6,929
Long-term accounts receivable		
Orinoco Iron, C.A. (Note 7)		
Loans	18,401	9,037
Reimbursable account receivable on guarantee granted to creditor banks (Note 7)	190,000	-
Operaciones RDI, C.A. (Note 7)	765	780
CVG Ferrominera del Orinoco	161	161
	209,327	9,978
Accounts payable		
CVG Ferrominera del Orinoco (Note 7)	30,216	26,269
Brifer International Ltd.	3,809	-
Siderúrgica del Orinoco, C.A.	2,318	1,508
Smith Tools	1,092	1,100
	37,435	28,877

Significant transactions with related companies comprise the following:

(Thousands of U.S. dollars)	Years ended September 30, 2004	2003
Purchases of iron ore and other raw materials		
Siderúrgica del Orinoco, C.A.	46,050	27,542
CVG Ferrominera del Orinoco, C.A.	36,400	26,100
Orinoco Iron, C.A.	3,224	469
Royalty expenses	486	299

Accounts receivable from the associate Orinoco Iron are mainly in respect of funds transferred to provide financial assistance for this associate's operations due to its current financial difficulties (Notes 1 and 7). These accounts receivable include US$29.4 million which bear Libor plus 2.5% interest per annum and US$9.7 million which bear 8% interest per annum. As described in Notes 7 and 14, IBH and Venprecar management believe that accounts receivable from Orinoco Iron will be recovered.

The iron ore and pellets used by the subsidiary Venprecar to produce iron briquettes is provided by CVG Ferrominera del Orinoco, C.A. (FMO), a Venezuelan state-owned company and the only supplier of this mineral in Venezuela, under a contract entered into in 1988. The price of iron ore is fixed annually by reference to prevailing international market prices. This contract is for 10 years and has an automatic renewal clause. It was renewed under the same terms and conditions for a period of 20 years. There is no minimum commitment to purchase iron ore. During 2003 and 2002, FMO has been providing extended terms of credit; this account payable is bearing interest on past due amounts. Venprecar is currently documenting the terms agreed for settlement of outstanding debts with FMO. During 2004 Venprecar recorded an additional liability with FMO of approximately Bs 6,032 million to recognize the estimated effects of preliminary agreements reached with FMO.

The associate Orinoco Iron provides Venprecar with certain iron briquette marketing and sale services in accordance with signed contracts.

In September 2003 the subsidiary Venprecar entered into a purchase option agreement with Orinoco Iron of approximately US$2.9 million, for the purchase of Tax Reimbursement Certificates (CERTs). During the year ended September 30, 2004, Orinoco Iron paid the equivalent amount of principal and interest in respect of the aforementioned transaction.

The subsidiary Vicson entered into a technical assistance agreement with its related company Bekaert Engineering, equivalent to 0.75% of Vicson sales, excluding those related to wires, net of discounts and commissions on sale, freight and taxes.

18. Main Subsidiaries

The subsidiaries with the most significant transactions are as follows:

Name	Country
Siderúrgica del Turbio, S.A. "Sidetur" and its subsidiaries (100%)	Venezuela
Tornillos Carabobo, C.A. "Torcar" (100%)	Venezuela
International Briquettes Holding (IBH) (Cayman Islands) (67.8% and its main subsidiary Venezolana de Prerreducidos Caroní "Venprecar", C.A. (98.4%-owned by IBH) (Note 7)	Venezuela
Smith Brocas, C.A. (51.0%)	Venezuela
Vicson, S.A. (50.002%) and its main subsidiary Productora de Alambres Colombianos, S.A. "Proalco" (75%-owned by Vicson)	Venezuela
Fior de Venezuela, S.A. (60.0%)	Venezuela

19. Commitments and Contingencies

Operating lease

In August 1999 the subsidiary Sidetur entered into a lease contract and a purchase option agreement on certain assets at a rolling mill located in Barquisimeto. These assets included land, buildings, machinery and equipment, furniture, spare parts and vehicles. The lease contract was for three years with quarterly rent of US$250,000, payable by Sidetur at the end of each quarter.

In 2002 the subsidiary Sidetur began negotiations to renew the lease contract and the purchase option agreement and continued paying US$250,000 on a quarterly basis.

In June 2004 Sidetur entered into the lease contract and the purchase option agreement, including among other things, the following:

a) Rent was fixed at US$250,000 from the quarter ended November 18, 2001 to the quarter ending November 18, 2005. Final rent payment of US$1,750,000 is due in seven quarterly installments of US$250,000 each, as from the quarter ending February 18, 2006.

The agreement has two purchase options, which may be exercised in two terms, the first on August 18, 2004 and the second term on May 18, 2006.

On August 18, 2004, Sidetur exercised the first option for US$3,750,000 through completion of the purchase-sale transaction of machinery and equipment and paid the first special installment of US$1,750,000. The remaining balance of US$2,000,000 will be interest-free and paid as follows: Five quarterly installments of US$50,000 from November 18, 2004 to May 18, 2005 and from November 18, 2005 to February 18, 2006 and a special installment of US$1,750,000 payable on August 18, 2005.

In the event that Sidetur exercises the second option, it shall pay Perfilsa approximately US$4,050,000 as follows: an installment of US$50,000 on May 18, 2006, two installments of US$1,850,000 each, the first installment on August 18, 2006 and the second installment on August 18, 2007, and three quarterly installments of US$100,000 each from the quarter ending November 18, 2006 to the quarter ending August 18, 2007.

In the event that Sidetur does not exercise the second option, Perfilsa shall refund Sidetur the price paid for goods included in the first option, at no interest. In addition, Sidetur shall return the goods included in the first option to Perfilsa in the same working order as received, except for normal wear and tear. Moreover, Sidetur shall return spare parts and supplies of approximately US$1,121,375 in the same quality and nature as received, representing the same value set out in the agreement. The aforementioned spare parts have been used by Sidetur to repair and maintain machinery. At September 30, 2004 and 2003, Sidetur has a provision covering the aforementioned amount.

Litigation and other claims

The Group is defendant in a number of lawsuits and claims arising in the normal course of business, whose possible outcome cannot be quantified. In the opinion of Group management, based on the opinion of the Company's legal counsel, these matters should not have a material adverse effect on the Group's consolidated financial position.

These claims include an arbitration request filed against the associate Orinoco Iron by the owners of a vessel that sank in February 2004 with its Finmet cargo.

Environmental regulations

The Group is subject to Venezuelan environmental laws and regulations. The Group is not involved in any claims or litigation with Venezuelan environmental or health regulatory authorities, except for a claim filed by the Ministry of Environment and Natural Resources against the subsidiary Vicson in 2002. The subsidiary presented its adequacy plan in respect of this claim.

20. Events After the Consolidated Balance Sheet Date

Joint Venture with BHP-Billiton

Settlement with BHP-Billiton

On November 5, 2004, BHP-Billiton, owner of 50% of the capital stock of the associate Orinoco Iron (Note 7), agreed to terminate the Joint Venture and assigned: (1) 2% of its shares in Orinoco Iron to IBH (representing 1% of this company's capital stock); and (2) the remainder of its shares, as well as a loan to Orinoco Iron of approximately US$382 million were transferred to certain financial creditors of Orinoco Iron. The outstanding amount of this subordinated financial debt is the same. The net amount and conditions of the outstanding privileged financial debt at that date (senior debt) of US$290 million with Orinoco Iron's creditor banks, currently overdue, also remain the same; however, restructuring negotiations are underway.

BHP-Billiton also assigned all of its shares in RDI, International Briquette Marketing Services (IBMS) and Brifer to IBH. IBH now directly or indirectly owns all of the capital stock of these companies. As part of this agreement, Orinoco Iron undertook to pay BHP-Billiton a settlement amounting to US$30 million and waived collection of an outstanding royalty that BHP-Billiton owed Brifer (Note 15).

Consequently, as of November 5, 2004, IBH owns 51% of Orinoco Iron's capital stock. IBH has taken over common shares and management control of Orinoco Iron. Under applicable accounting standards, although IBH has set aside provisions for the total amount of its investment in Orinoco Iron (Note 7), it should consolidate the latter's results for accounting purposes. As a result of the aforementioned transactions: (i) Orinoco Iron will pay BHP-Billiton the aforementioned amount of

US$30 million; (ii) an amount equivalent to 50% of Orinoco Iron's overdue debt, originated under financing terms contracted in 1997, will be eventually capitalized or neutralized in the future, provided certain conditions are met, so as not to affect the current composition of Orinoco Iron's capital stock or IBH's current economic and political entitlements as shareholder of Orinoco Iron, and (iii) additional rights have been conferred, including certain political rights upon certain shareholders of Orinoco Iron other than IBH.

Only for information purposes, below is pro-forma (unaudited) consolidated financial information of the Group for the year ended September 30, 2004, prepared assuming that the agreement with BHP-Billiton and creditor banks had been signed at the beginning of the year ended September 30, 2004 and Orinoco Iron had been consolidated in the subsidiary IBH as from October 2003:

(Thousands of U.S. dollars)	**Year ended September 30, 2004**
Pro-forma (unaudited) financial information	
Pro-forma consolidated balance sheet information at the end of the year	
Current assets (liabilities), net - working capital	(271,436)
Property, plant and equipment, net	1,286,347
Total assets	1,639,709
Debts with banks	1,054,622
Total liabilities	1,498,973
Minority interests in subsidiaries	16,979
Shareholders' equity	123,757
Pro-forma consolidated statement of income information	
Net sales	638,140
Gross profit	110,639
Operating income	66,481
Financial cost, net	(94,832)
Other income, net	6,813
Net income	17,727

From: Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com


SIVENSA

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS OF FIRST QUARTER OF FISCAL YEAR 2005

Caracas, January 31, 2005.

Dear Shareholders:

Due to the relevance of the agreement reached by IBH and BHP Billiton, in which the latter releases its interest in Orinoco Iron, Operaciones RDI, Brifer and IBMS, and by virtue of the impact of this agreement on the balance sheet and the financial statements of IBH and Sivensa, we have deemed it necessary to begin this quarterly report with a summary of the agreement and its scope, which were announced on November 5, 2004, and confirmed in the Report rendered by the Board of Directors of Sivensa for the Annual Shareholders Meeting.

Pursuant to the abovementioned agreements, on November 5, 2004, BHP-Billiton, who as of that date owned 50% of the capital stock of Orinoco Iron, made the following assignments: (1) to IBH, 2% of its shares in Orinoco Iron (representing 1% of the capital stock of this company), and (2) to certain financial creditors of Orinoco Iron its remaining shares in Orinoco Iron, as well as a credit it held against Orinoco Iron for approximately US$382 million.

Consequently, since November 5, 2004:

1. IBH owns 51% of the capital of Orinoco Iron.
2. IBH assumed the operating control of Orinoco Iron.
3. The total amount of Orinoco Iron's financial debt, which is currently due and payable, remained unchanged.

BHP Billiton also assigned to IBH all the shares it held in Operaciones RDI, IBMS and Brifer. Therefore, IBH has the control of all the capital stock of these companies. As part of this agreement, Orinoco Iron undertook to pay BHP Billiton a settlement amount of US$30 million and exempted BHP Billiton from the remaining payment that was due to Brifer for the use of the Finmet Technology at the Port Hedland Plant, owned by BHP Billiton.

Additionally, by reason of the settlement agreement (i) an approximate amount equivalent to 50% of Orinoco Iron's matured debt, arising from the financing agreement signed in 1997, may eventually be neutralized in the future, subject to the satisfaction of certain conditions, so as to avoid any impact on the current shareholding structure of Orinoco Iron, or on the economic and political rights of IBH as shareholder of Orinoco Iron; and (ii) certain political rights are conferred upon certain of Orinoco Iron's shareholders other than IBH.

banks of Orinoco Iron were granted in 1997 by IBH and its affiliate Venprecar when the financing agreements were signed for the construction of Orinoco Iron's briquette plant, which has been reported in the Financial Statements of the company and the notes thereon, as well as in the quarterly financial reports and the Board of Directors' Report for the Annual Shareholders Meeting.

International Market

Steel

The price level that characterized the last semester of calendar year 2004 was maintained in the international steel products market. As of the date of publication of this report, analysts point out that the price of steel has begun to decrease from its maximum levels, mainly due to a slow down in the construction activities in China and a greater installed capacity for steel in that country.

Metallics and Briquettes

The briquettes unloaded on barges in the port of New Orleans, U.S.A., reached an average price of US$341.7/MT in the quarter October-December 2004, compared with US$323,3/MT in the immediately preceding quarter (July-September 2004), and with US$174.7/MT in the same term for the preceding year (October-December 2003)[1]. In the quarter subject to this report, the price of metallics reached its maximum historical peak in October, weakening in November and December. The recent price reduction is mainly due to seasonal factors and a decrease in the demand for steel products in the international market.

Domestic Market

In the domestic market, the demand for steel products for the manufacturing, construction and infrastructure sectors has been maintained as a result of the liquidity and the public expense, which conditions have been described regarding the economic climate in previous reports.

Results for this Quarter

Sivensa reported consolidated sales for the first quarter of fiscal year 2005, ended last December 31, for US$ 203.4 million, compared with the sales for US$ 84.3 million recorded for the same quarter in the preceding fiscal year. The operating profit was of US$52.1 million, compared with an operating profit of US$12.9 million for the term October-December 2003. A net profit of US$ 16.2 million was reported, higher than the net profit of US$ 6.6 million reported in the same term of the preceding fiscal year. Most of the US$32 million pertaining to minority interests of the quarter October-December 2004 reflect the losses of Orinoco Iron for direct and indirect shareholders of this company, other than Sivensa.

Interest and other financing expenses for the quarter were for US$58.9 million, which amount includes:

- US$8.3 million on Orinoco Iron's debt

[1] Averages calculated by Orinoco Iron based on monthly data published by CRU-Monitor / Steel, metallics, scrap, DRI & pig iron.

- Adjustment for US$21.1 million in the Value of the Long-Term Loans with a financial institution, with maturity in 2015. This amount represents the greater value that may result in the payment mode options for such loans assumed by Venprecar and Orinoco Iron to fund their operations.

- A non-recurring expense for US$ 26.3 million, equal to the present value of the obligations of Orinoco Iron with BHP Billiton as part of the agreements reached in November 5, 2004.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

The sales of Sidetur for the quarter October-December 2004 were for US$69.2 million, 77% higher than those recorded for the same term in the preceding fiscal year. There was an increase in sales in the various product segments for the construction and manufacturing sectors of the domestic market, as well as in export sales.

Wire Sector

Vicson's sales of wire and wire products, including those of subsidiary Proalco, with operations in Colombia, were for US$27.7 million, 52% higher than those for the term October-December 2003. This increase in sales is due to the increase in the price of wire and wire products and to the greater volume of products sold in the domestic and export markets.

Briquettes Sector

International Briquettes Holding reported sales for US$ 104.8 million in the term October-December 2004, compared to the sales for US$26.2 million in the same term of 2003. This increase in the value of sales is due to the consolidation of Orinoco Iron into the results, and the higher price of briquettes in the international market. US$62.9 million of IBH's sales pertain to Venprecar and US$51.8 million to Orinoco Iron.[2]

Venprecar

Venprecar's production in the quarter under analysis was of 209,295 MT, higher than the 197,951 MT produced in the same term in the preceding fiscal year. Due to the insufficiency of pellets, the plant operated at 90% of its installed capacity in the quarter reported.

Orinoco Iron

Orinoco Iron's HBI plant produced 243,954 MT during the quarter October-December 2004, compared with 174,890 MT in the same term of the preceding fiscal year. In the quarter under analysis, train 2 of the Orinoco Iron plant was out of service due to major repairs required to replace the pipes of the recycling gas furnace. It is deemed that this train will resume operations at the beginning of April 2005.

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[2] IBH's sales were affected by a long-term contract signed by Orinoco Iron with a client in April 2002, which expires on April 2007, under which Orinoco Iron sells approximately 325,000 MT at a fixed price negotiated in 2002 , which is considerably lower than the current prices in the spot market.

Regarding the screening system and crusher, whose acquisition was announced in the Board of Directors' Report to the Shareholders' Meeting of IBH published last December 28, it is estimated that they will start operating next May. With the installation of this system, it is expected to achieve a grading of the iron ore used as raw material for the reduction process and, consequently, a better performance of the reactors' cyclones.

Restructuring of the debt of Sivensa and Sidetur and other relevant financial issues

As we have reported before, Sivensa (corporate) and its subsidiary Sidetur restructured their financial debts in May 2002. The payment of the restructured liabilities is made mainly based on Sidetur's operating cash flows. The restructuring agreement for the bank liabilities of Sivensa and Sidetur, whose terms and conditions were approved by the shareholders' meeting in January 2002, provides, among other conditions, the restriction of the declaration and payment of dividends until the entire debt is repaid and also eventual additional capitalizations by the creditor banks. As of the date of this report, Sivensa and Sidetur have observed all the terms and conditions of the restructuring agreement. During this quarter, US$6.5 million were repaid as principal of said loan, and the current outstanding balance thereof is US$ 211 million.

Restructuring of Orinoco Iron's Debt

As mentioned in prior reports addressed to the shareholders, in 1997, IBH and its subsidiary Venprecar issued guarantees in favor of the financial institutions creditors of Orinoco Iron in relation to a loan received by the latter to fund its industrial facilities.

Due to operating and market reasons, Orinoco Iron's plant had negative results since the beginning of its operations in 2000. In April 2001, Orinoco Iron defaulted on its payment obligations under the loan agreements and the creditor banks declared the entire outstanding balance due and payable. Thereafter, BHP Billiton declared this investment as a loss and paid the creditor banks of Orinoco Iron the amount pertaining to its 50% interests set in the common guaranty agreement for the debt assumed to build the plant. This made BHP Billiton a creditor of Orinoco Iron for the amount pertaining to this portion, thus becoming a debt subrogated to the same rights as its initial creditors and subordinated to the payments of the creditor banks.

At the closing of fiscal year 2002, IBH recognized a reserve for loss for the total amount of the investment in Affiliates, as well as accounts receivable from the companies that make up the association with BHP Billiton (Orinoco Iron, Operaciones RDI and Brifer).

Since 2001, Orinoco Iron and IBH have been negotiating a restructuring of the financial debt with the creditor banks. Since no agreement has been reached, in June 2004 the creditor banks began enforcing certain guaranties set in the loan agreement. As part of these measures, in the first quarter of fiscal year 2005, there were foreclosed balances of Orinoco Iron for US$ 41.2 million in accounts receivable and US$ 3.4 million in cash, and balances of Venprecar for US$ 64.3 million in accounts receivable.

Considering the liabilities represented by the portion of Orinoco Iron's debt guaranteed by IBH and Venprecar, the future performance of IBH as a company depends on reaching a solution for the financial status of Orinoco Iron. After the agreement with BHP Billiton for the release of the association, currently the negotiations are focused in restructuring the debt of Orinoco Iron with the creditor banks. The main aspects of this situation are broadly explained in the Report and Notes to Sivensa's Audited Financial Statements for September 30, 2004, and are an essential part of the analysis of the company.

Siderúrgica Venezolana Sivensa S.A. comprises three divisions: Sidetur, engaged in the manufacture of steel billets for the rolling industry, and finished steel products for the construction and infrastructure industry; International Briquettes Holding, IBH, which groups the plants that produce iron briquettes to be used as high-quality raw material for steel mills; and Vicson, that manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: in the Vicson division: Bekaert Corporation, and in the IBH division: CVG Ferrominera Orinoco. The labor force of Sivensa at December 31, 2004 was of 2,717 workers.



SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES
December 31, 2004
CONSOLIDATED BALANCE SHEET
(Thousands of US dollars)
According to International Financial Reporting Standards

	2004	31-Dec 2003*
Assets		
Current assets		
Cash and cash equivalents	72.746	27.500
Accounts receivable		
Commercial and other	120.402	59.998
Related companies	4.046	8.031
Advances to suppliers	15.042	7.965
Inventories	105.282	39.348
Restricted assets for enforcement of profits	173.692	-
Pre-paid expenses and other	4.906	2.553
Total current assets	496.116	145.395
Investments in land and shares	12.000	12.000
Property, plant and equipment, net	1.279.515	363.539
Related companies	1.929	9.978
Deferred taxes	1.049	5.328
Deferred charges and other non-current assets	14.562	9.725
Total assets	1.805.171	545.965
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term loans	392.820	8.284
Accounts payable		
Suppliers	102.564	25.085
Related Companies	64.440	29.630
Profit sharing, vacations, and other personnel accruals	8.013	4.729
Taxes	9.934	3.361
Other current liabilities	21.579	14.719
Total Current Liabilities	599.350	85.808
Long-term loans	816.421	246.163
Accruals for employee termination benefits	9.302	7.780
Deferred taxes	162.043	23.823
Other liabilities	45.398	8.950
Total liabilities	1.632.514	372.524
Minority interests	13.899	78.769
Shareholders' equity	158.758	94.672
Total liabilities, minority interests and shareholders' equity	1.805.171	545.965

* It does not include Orinoco Iron



SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
December 31, 2004
(Thousands of US dollars)
According to International Financial Reporting Standards (IFRS)

	Quarter ended December 31	
	2004	2003*
Net sales:		
Exports	133.557	37.524
Domestic	69.822	46.762
	203.379	84.286
Cost of sales	(137.859)	(66.706)
Gross income (loss)	65.520	17.580
General, administrative expenses	(13.398)	(4.646)
Operating income	52.122	12.934
Interest and other financial expenses	(58.892)	(4.034)
Exchange gain (loss)	725	(459)
Total financing cost	(58.167)	(4.493)
Other income (expenses) net	(875)	278
Profit (loss) before taxes and minority interests	(6.920)	8.719
Taxes	(8.991)	(377)
Income (loss) before minority interests	(15.911)	8.342
Minority Interests	32.082	(1.749)
Net profit (loss)	16.171	6.593

* It does not include Orinoco Iron